CONCORDIA INTERNATIONAL CORP. RECAPITALIZATION TRANSACTION SUMMARY OF PRINCIPAL TERMS AND CONDITIONS This term sheet, dated as of May 1, 2018 (including the schedules attached hereto, the “Term Sheet”), describes the principal terms on which Concordia International Corp. (“Concordia”, and collectively with Concordia Healthcare (Canada) Limited (“CHCL”) and Concordia’s guarantor subsidiaries set forth on Schedule A hereto, the “Company”) and the Consenting Debtholders (as defined below) will complete a series of transactions in connection with certain indebtedness of the Company, consistent and in accordance with the terms and conditions set forth in this Term Sheet (collectively, the “Recapitalization Transaction”). Subject to the terms of the Support Agreement (as defined below), the Recapitalization Transaction will be effectuated pursuant to a restructuring plan (the “Plan”) to be implemented (i) pursuant to the proceedings commenced by Concordia and CHCL under the Canada Business Corporations Act (the “CBCA”) before the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) on October 20, 2017 (the “CBCA Proceedings”), or (ii) in the event the Plan is not implemented pursuant to the CBCA Proceedings and subject to the terms and conditions set out in the Support Agreement and this Term Sheet, pursuant to an Alternative Implementation Process (as defined below).1 Capitalized terms used in this Term Sheet and not otherwise defined shall have the meanings set out in Section VII of this Term Sheet. This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Concordia. This Term Sheet is for discussion and settlement purposes only and is subject to the provisions of Rule 408 of the Federal Rules of Evidence and other similar applicable state and federal rules of the United States and similar Canadian rules and laws. This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a Plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation. Notwithstanding the foregoing paragraph, it is intended that this Term Sheet would be appended to the definitive Support Agreement to be executed by Concordia and the Consenting Debtholders and filed by Concordia, together with the form of Support Agreement, on SEDAR and EDGAR, and, if applicable, filed, together with the form of Support Agreement, with the applicable Court in connection with the CBCA Proceedings or an Alternative Implementation Process, as applicable. 1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

- 2 - I. RECAPITALIZATION TRANSACTION Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims On the date of implementation of the Recapitalization Transaction (the “Effective Date”), all Obligations in respect of the Secured Debt and the Secured Debt Documents (collectively, the “Secured Debtholder Claims”) as of the Effective Date shall be irrevocably exchanged for: (i) cash in the amount equal to the aggregate amount of accrued and unpaid interest (calculated at the contract non-default rate or default rate, as applicable pursuant to the section titled “Determination of Claim Amounts”) outstanding on the Secured Debt as of the Effective Date; (ii) cash in the amount of $500 million (the “Cash Pay- down”); (iii) any Additional Cash Amount (as defined below); (iv) the New Senior Secured Term Loan and the New Senior Secured Notes (together, the “New Senior Secured Debt”); and (v) any Secured Debtholder Early Consent Cash Consideration (as defined below) to which any Early Consenting Secured Debtholders (as defined below) may become entitled as provided for herein. In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents (or amendment and restatement as provided for herein), each Secured Debtholder will become entitled to and shall receive: (A) cash in the amount equal to the amount of accrued and unpaid interest (calculated at the contract non- default rate or default rate, as applicable pursuant to the section titled “Determination of Claim Amounts”) outstanding as of the Effective Date on the Secured Debt held by such Secured Debtholder as of the Effective Date; (B) its Pro-Rata Share of the Cash Pay-down and of any

- 3 - Additional Cash Amount; (C) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out below; and (D) if such Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration. Cash amounts to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims denominated in GBP may be paid, at the election of Concordia, with the consent of the Majority Initial Consenting Secured Debtholders, in US dollars and/or GBP. The aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal (i) in respect of Secured Debtholders that are Early Consenting Secured Debtholders, subject to the terms hereof, an amount that is equal to (x) 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make- whole premiums, redemption premiums or other similar premiums) taking into account their respective Pro-Rata Share of the Cash Pay-down and the New Senior Secured Debt and their applicable Secured Debtholder Early Consent Cash Consideration, plus (y) their respective Pro-Rata Share of any Additional Cash Amount, and (ii) in respect of Secured Debtholders that are not Early Consenting Secured Debtholders, an amount that is equal to (x) 88.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account their respective Pro-Rata Share of the Cash Pay-down and the New Senior Secured Debt, plus (y) their respective Pro-Rata Share of any Additional Cash Amount. Each Secured Debtholder as of a record date determined by Concordia and the Majority Initial Consenting Debtholders (the “Record Date”) shall receive in respect of its Pro-Rata Share of the New Senior Secured Debt to be received on the Effective Date: (i) in respect of the Secured Debt held by such Secured Debtholder under the Secured Notes Indenture (the

- 4 - “Secured Notes Debt”), its Pro-Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Notes; and (ii) in respect of the Secured Debt held by such Secured Debtholder under the Secured Term Loan Agreement and/or the Swap Agreement, its Pro- Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loan; provided, however, that each Secured Debtholder under the Secured Term Loan Agreement shall have the right, in respect of its Secured Debt under the Secured Term Loan Agreement (the “Secured Term Loan Debt”), to elect on or prior to the voting deadline for the Plan to receive all or a portion of its Pro-Rata Share of the New Senior Secured Debt in respect of its Secured Term Loan Debt in the form of New Senior Secured Notes. The aggregate principal amount of New Senior Secured Notes available for election pursuant to this paragraph (ii) shall not exceed the amount equal to $300 million less the principal amount of the New Senior Secured Notes allocated to the Secured Debtholders in respect of the Secured Notes Debt in paragraph (i) above (such amount, the “New Senior Secured Notes Allocation Amount”). In the event that the New Senior Secured Notes become oversubscribed (such that the elections of the New Senior Secured Note Electors (as defined below) total more than the New Senior Secured Notes Allocation Amount) by Secured Debtholders who, in respect of their respective Secured Term Loan Debt, elect to receive all or a portion of their Pro-Rata Share of the New Senior Secured Debt in the form of New Senior Secured Notes pursuant to paragraph (ii) above (the “New Senior Secured Note Electors”), such New Senior Secured Notes Electors shall be deemed to have made a partial election for the New Senior Secured Term Loan (on a pro-rata basis based on the principal amount of New Senior Secured Notes elected for by such New Senior Secured Note Electors) in an amount which reduces the New Senior Secured Notes allocated to the Secured Debtholders in respect of their Secured Term Loan Debt to an aggregate principal amount not exceeding the New Senior Secured Notes Allocation Amount.

- 5 - In the event the New Senior Secured Notes become undersubscribed (such that the elections of the New Senior Secured Note Electors total less than the New Senior Secured Notes Allocation Amount), Initial Consenting Unsecured Debtholders who are parties to the Support Agreement and hold any Secured Term Loan Debt shall be deemed pursuant to the Plan to have elected to receive on a pro-rata basis (based on the principal amount of Secured Term Loan Debt held by each such Initial Consenting Unsecured Debtholder divided by the aggregate principal amount of Secured Term Loan Debt held by all such Initial Consenting Unsecured Debtholders) any excess amount of New Senior Secured Notes as consideration with respect to their holdings of Secured Term Loan Debt (with a corresponding reduction in the amount of the New Senior Secured Term Loan such Initial Consenting Unsecured Debtholders would have otherwise been entitled to receive pursuant hereto); provided that no such Initial Consenting Unsecured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of 93.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount). By the voting deadline for the Plan, with respect to the New Senior Secured Term Loans that each Secured Debtholder shall receive in accordance with the above paragraphs, each Secured Debtholder shall have the right to elect to receive: (i) a percentage of its New Senior Secured Term Loans to be issued to such Secured Debtholder as EUR New Senior Secured Term Loans (based on the EUR/USD Exchange Rate on the FX Date) (with the aggregate of such elected amounts, the “Elected EUR New Senior Secured Term Loan Amount”), and (ii) a percentage of its New Senior Secured Term Loans to be issued to such Secured Debtholder as USD New Senior Secured Term Loans; provided that: (i) if after the foregoing elections, the EUR New Senior Secured Term Loans exceed €400 million, then the Secured Debtholders that elected to receive all or a portion of their New Senior Secured Term Loans as EUR New Senior Secured Term Loans (the “EUR New Senior Secured Term Loan Electors”) shall be deemed to have made a partial election for USD New Senior Secured Term Loans (on a pro-rata basis based on the principal amount of EUR New Senior Secured Term Loans elected

- 6 - for by such EUR New Senior Secured Term Loan Electors) in an amount which reduces the EUR New Senior Secured Term Loans to an aggregate principal amount not exceeding €400 million; (ii) if after the foregoing elections, the EUR New Senior Secured Term Loans do not equal or exceed €300 million, then, any Secured Debtholder that fails to make such elections (each a “Non-Electing Secured Debtholder”), shall be deemed pursuant to the Plan to have elected to receive (i) its pro rata share (based on the principal amount of Secured Term Loan Debt and/or Secured Swap Claim Amount, as applicable, held by such Non-Electing Secured Debtholder divided by the aggregate principal amount of Secured Term Loan Debt and/or Secured Swap Claim Amount, as applicable, held by all Non-Electing Secured Debtholders) of the Non-Elected EUR New Senior Secured Term Loans, and (ii) any balance of its New Senior Secured Term Loans to be issued to such Secured Debtholder (if any) as USD New Senior Secured Term Loans; provided that no such Secured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of (i) 93.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount) if such Secured Debtholder is an Early Consenting Secured Debtholder, or (ii) 88.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down, but not including the Additional Cash Amount) if such Secured Debtholder is not an Early Consenting Secured Debtholder; and (iii) if after the foregoing elections, the EUR New Senior Secured Term Loans are equal to or exceed €300 million, then each Non-Electing Secured Debtholder shall be deemed pursuant to the Plan to have elected to receive its New Senior Secured Term Loans in USD New Senior Secured Term

- 7 - Loans in full. Exchange of Unsecured Debt and Extinguishment of Unsecured Debtholder Claims On the Effective Date, all Obligations in respect of the Unsecured Debt and the Unsecured Debt Documents (collectively the “Unsecured Debtholder Claims”) as of the Effective Date shall be irrevocably exchanged for: (i) common shares of Concordia representing 7.97% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution) (the “Unsecured Debt Exchange Shares”); (ii) any Reallocated Unsecured Shares (as defined below); and (iii) any Unsecured Debtholder Early Consent Shares (as defined below) to which any Early Consenting Unsecured Debtholders (as defined below) may become entitled as provided for herein. In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive: (A) its Pro-Rata Share of the Unsecured Debt Exchange Shares; (B) its Pro-Rata Share of any Reallocated Unsecured Shares; and (C) if such Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares. Determination of Claim Amounts The portions of the Secured Debtholder Claims and the Unsecured Debtholder Claims comprised of outstanding and unpaid interest shall be determined excluding any compound interest, and based on the contractual non-default interest rate applicable under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations (not reduced by any unamortized original issue discount); provided that nothing in this Term Sheet shall constitute a waiver of any Secured Debtholder’s right to

- 8 - receive default rate interest: (i) to the extent that there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings or an Alternative Implementation Process, as applicable, or (ii) in the event that the Recapitalization Transaction does not occur. The principal amount of the Secured Debtholder Claims shall be determined based on the principal amount of such Obligations, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums. The amount of Secured Debtholder Claims denominated in GBP shall be determined by converting the amount in GBP to US dollars based on the applicable exchange rate on the applicable date(s) as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; except that the Company shall have the right to elect, with the consent of the Majority Initial Consenting Secured Debtholders, to pay cash amounts that are to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims denominated in GBP in US dollars and/or GBP. The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders prior to the execution of the Support Agreement. The total principal amount of Secured Debtholder Claims under the Swap Agreement shall be USD$114,431,046 (the “Secured Swap Claim Amount”), which amount shall apply for all purposes in the CBCA Proceedings and any Alternative Implementation Process. Private Placement As part of the Recapitalization Transaction, certain parties (collectively, the “Private Placement Parties”) shall enter into a subscription agreement (the “Subscription Agreement”) concurrently with the execution of the Support Agreement pursuant to which the Private Placement Parties shall agree to purchase, in the aggregate, new common shares of Concordia equal to 87.69% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution) (the “Private Placement Shares”) in exchange for the aggregate amount of $586.5 million

- 9 - pursuant to a private placement (the “Private Placement”). The amount of the Private Placement that each Private Placement Party agrees to subscribe for shall be set out in the Subscription Agreement (collectively, the “Private Placement Commitments”). As consideration for its Private Placement Commitment pursuant to the Subscription Agreement, each Private Placement Party shall earn upon the execution of the Subscription Agreement cash consideration equal to its pro rata share (based on its Private Placement Commitment) of $44 million (the “Private Placement Commitment Consideration”), subject to the terms of the Subscription Agreement. Within four (4) business days of the execution of the Subscription Agreement, Concordia or one of its subsidiaries shall fund an amount equal to the aggregate Private Placement Commitment Consideration into escrow, subject to terms and conditions acceptable to Concordia and the Majority Consenting Private Placement Parties. The Private Placement Commitment Consideration shall be payable to the Private Placement Parties on such terms and conditions as agreed to by Concordia and the Majority Consenting Private Placement Parties, as provided for in the Subscription Agreement and/or in an escrow agreement agreed to by Concordia and the Majority Consenting Private Placement Parties. The proceeds from the Private Placement shall be used as part of the consideration for the exchange of the Secured Debtholder Claims described under the section titled “Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims”. The Private Placement will be implemented as part of the Recapitalization Transaction pursuant to the Plan. The Private Placement Parties shall not be entitled to assign their Private Placement Commitments to any other entity or individual without the prior written consent of Concordia and the Majority Consenting Private Placement Parties. Notwithstanding the foregoing, and subject to applicable securities laws, the Private Placement Parties will be entitled to assign their Private Placement Commitments to (a) any Affiliate, in such Private Placement Party’s sole and absolute discretion, and (b) any other Private Placement Party, subject to (i) providing prior written notice to Concordia at least three (3) business days prior to any such assignment and the Majority Consenting Private Placement Parties consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and after such consultation (ii) the prior written consent of the Majority

- 10 - Consenting Private Placement Parties, acting reasonably taking into account any applicable securities law, stock exchange, regulatory and tax matters; provided that no such assignments by Private Placement Parties may be made in the period that is ten (10) business days prior to the Effective Date. In the event that the Subscription Agreement is terminated only with respect to a Private Placement Party (but otherwise remains in place with respect to the other parties), such Private Placement Party’s Private Placement Commitment (and the corresponding Private Placement Commitment Consideration) shall be reallocated and/or reduced pursuant to the Subscription Agreement. The Private Placement Shares will be subject to a lock-up period of six (6) months from the Effective Date unless otherwise agreed by the Majority Consenting Private Placement Parties. The Private Placement Parties may transfer the Private Placement Shares during such lock-up period to one or more (i) Affiliates, in such Private Placement Party’s sole and absolute discretion, and (ii) other Private Placement Parties or Persons who had been Consenting Debtholders prior to the Effective Date, subject to providing prior written notice to Concordia at least three (3) business days prior to any such assignment and consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations. The Subscription Agreement and the terms therein shall be acceptable to Concordia and the Majority Consenting Private Placement Parties. The Private Placement shall be structured to comply with applicable securities laws. Early Consent Consideration Each Early Consenting Secured Debtholder shall be entitled to receive, on the Effective Date pursuant to the Plan, additional cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Secured Debtholder that is party to the Support Agreement (other than in respect of any Secured Notes it does not hold in registered form), by the voting deadline for the Plan (“Secured Debtholder Early Consent Cash Consideration”) as additional consideration for its Secured Debtholder Claims as described in the section titled

- 11 - “Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims”. To the extent that the Secured Debtholder Early Consent Cash Consideration that becomes payable under the Plan is less than $100 million, an amount of cash equal to the difference between $100 million and the aggregate amount of Secured Debtholder Early Consent Cash Consideration that becomes payable under the Plan (the “Additional Cash Amount”) shall be paid on a Pro-Rata Basis to each Secured Debtholder on the Effective Date pursuant to the Plan. Each Early Consenting Unsecured Debtholder shall be entitled to receive, on the Effective Date pursuant to the Plan, additional consideration in the form of new common shares of Concordia equal to its Pro-Rata Share of the Unsecured Debtholder Early Consent Share Pool (the “Unsecured Debtholder Early Consent Shares”, and together with the Secured Debtholder Early Consent Cash Consideration, the “Early Consent Consideration”) as additional consideration for its Unsecured Debtholder Claims. The “Unsecured Debtholder Early Consent Share Pool” shall be comprised of new common shares of Concordia equal to 3.99% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution). Any common shares from the Unsecured Debtholder Early Consent Share Pool not issued as Unsecured Debtholder Early Consent Shares (the “Reallocated Unsecured Shares”) shall be issued to Unsecured Debtholders on a Pro-Rata Basis as additional consideration for their Unsecured Debtholder Claims as described in the section titled “Exchange of Unsecured Debt and Extinguishment of Unsecured Debtholder Claims”. Dilution The Unsecured Debt Exchange Shares, Unsecured Debtholder Early Consent Share Pool and Private Placement Shares shall be subject to MIP Dilution. The Existing Shares to be retained by Existing Shareholders shall be subject to MIP Dilution.

- 12 - II. TREATMENT OF OTHER CLAIMS AND INTERESTS PURSUANT TO THE RECAPITALIZATION TRANSACTION Priority Claims All priority claims, if any, required to be satisfied in accordance with applicable law shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course. Tax Claims Any claims on account of tax liabilities shall be unaffected by the Recapitalization Transaction. Employee Obligations All obligations to employees of the Company as of the Effective Date (whether for salary, wages, retention payments pursuant to retention agreements, benefits, severance or otherwise) shall be unaffected by the Recapitalization Transaction, provided that changes to employment arrangements necessary to reflect the new Management Incentive Plan will be made. Trade Debt The trade debt obligations of the Company shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business. Existing Equity The holders of the Existing Shares shall retain their common shares (subject to a share consolidation pursuant to the Plan), which common shares which will represent 0.35% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution). III. IMPLEMENTATION OF RECAPITALIZATION TRANSACTION Implementation Subject to the terms of the Support Agreement and this Term Sheet, the Recapitalization Transaction shall be implemented pursuant to the Plan in the CBCA Proceedings, and, as may be determined by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, recognized pursuant to recognition proceedings in applicable jurisdictions. Subject to the terms of the Support Agreement and this Term Sheet, proceeding with the Recapitalization Transaction under the CBCA Proceedings shall not prejudice or preclude the Company from proceeding with the Recapitalization Transaction pursuant to proceedings under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C- 36, as amended (“CCAA Proceedings”), to the extent consented to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, or chapter 11 of the United States Bankruptcy Code, 11. U.S.C. §§ 101 et

- 13 - seq. (“Chapter 11 Process”, and collectively with the CCAA Proceedings, each an “Alternative Implementation Process”). CBCA Timeline and Conditions The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in the CBCA Proceedings will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably) and subject to the following conditions (which may be waived or amended as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably): (a) the Support Agreement shall be executed by Concordia and the Initial Consenting Debtholders on or prior to May 1, 2018; (b) Concordia shall have obtained an interim order under the CBCA containing, among other things, provisions for the mailing of a CBCA information circular and the Plan, and the calling and holding of necessary meetings of security holders to vote on the Plan (the “Interim Order”) on or prior to May 2, 2018, provided that the CBCA information circular shall be in form and substance satisfactory to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; (c) Concordia shall commence solicitation of the Plan on or prior to May 30, 2018; (d) the Plan shall have been approved by the requisite majority of votes cast by Existing Shareholders, voting in person or by proxy at the shareholders’ meeting held pursuant to the Interim Order, as required pursuant to the Interim Order (the “Shareholder Approval”), or the Ontario Court shall approve the Plan pursuant to paragraph (e) below, notwithstanding whether or not the Shareholder Approval has been obtained, provided that such approval by the Ontario Court does not result in (x) a change to the economics of the Plan or the consideration payable to the Secured Debtholders and the Unsecured Debtholders pursuant to the Plan, or (y) the loss of Concordia’s listing on the TSX or such other recognized securities exchange as may be acceptable to Concordia and the Majority Consenting Private Placement Parties; (e) the Plan shall have been approved by the Ontario Court

- 14 - pursuant to a final order acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably (the “Final Order”) by no later than August 17, 2018, and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed by no later than August 17, 2018 in a manner satisfactory to Concordia and the Majority Consenting Private Placement Parties, in their reasonable discretion (paragraphs (d) and (e) collectively, the “CBCA Conditions”); and (f) the Recapitalization Transaction authorized pursuant to the Plan shall have been implemented on or prior to September 30, 2018. Concordia Newco Concordia shall have the right, with the prior written consent of the Majority Initial Consenting Debtholders, as a step in the implementation of the Recapitalization Transaction, to transfer its assets and liabilities to a separate entity (“Concordia Newco”) and Concordia Newco would be the entity that would implement the Recapitalization Transaction on the terms hereof, including issuing the New Common Shares (as defined below), pursuant to the Plan and assume all of the rights and obligations of Concordia as part of the Recapitalization Transaction. IV. ALTERNATIVE IMPLEMENTATION PROCESS Alternative Implementation Process If the CBCA Conditions are not satisfied pursuant to the terms of the Support Agreement and this Term Sheet by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, then: (a) to the extent that, within three (3) business days of the CBCA Conditions not being satisfied, Concordia sends a written notice to the Initial Consenting Debtholders Advisors requesting that the Company implement the Recapitalization Transaction through the CCAA Proceedings and, within three (3) business days of receipt of such request, the Majority Initial Consenting Debtholders and the Majority Consenting Private

- 15 - Placement Parties consent to such request, such consent being in their sole and absolute discretion, then the Company may elect to implement the Recapitalization Transaction pursuant to CCAA Proceedings on the timeline and terms set out in Schedule B hereto (the “CCAA Timeline and Terms”) and the other terms set forth herein; or (b) the Company may elect to implement the Recapitalization Transaction through the Chapter 11 Process on the timeline and terms set out in Schedule C hereto (the “Chapter 11 Timeline and Terms”) and the other terms set forth herein, provided that, in the event the Company does not implement the Plan (i) pursuant to the CCAA Proceedings, after obtaining the consent of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in accordance with the CCAA Timeline and Terms, or (ii) pursuant to the Chapter 11 Process in accordance with the Chapter 11 Timeline and Terms, as applicable, and subject to the terms of this Term Sheet and the Support Agreement, the Support Agreement shall automatically terminate. The CBCA information circular shall include the pre-packaged chapter 11 plan which shall be in form and substance satisfactory to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably. Concordia’s solicitation process shall include a solicitation of binding votes in respect of the Plan for purposes of implementing the Plan through the CBCA Proceedings, through the CCAA Proceedings or through the Chapter 11 Process, in all respects subject to the terms of this Term Sheet and the Support Agreement. Any and all votes with respect to the Recapitalization Transaction shall be binding to the extent the Company implements the Recapitalization Transaction through the CBCA Proceedings or the Chapter 11 Process in accordance with this Term Sheet and the Support Agreement. Any and all such votes shall not be binding to the extent the Company implements the Recapitalization Transaction pursuant to the CCAA unless the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties have granted their prior written consent in their sole and absolute discretion in accordance with this Term Sheet and the Support Agreement. To the extent

- 16 - the Support Agreement terminates in accordance with its terms, then any and all such votes shall not be binding in any restructuring and shall be deemed withdrawn. Implementation pursuant to an Alternative Implementation Process If the CBCA Conditions are not satisfied pursuant to the terms of the Support Agreement and this Term Sheet by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, and the Company elects to implement the Plan through (i) the CCAA Proceedings, subject to the prior consent of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion, or (ii) the Chapter 11 Process, then, the Recapitalization Transaction shall be implemented on the terms set forth herein, the Support Agreement and the Subscription Agreement and in accordance with the CCAA Timeline and Terms or the Chapter 11 Timeline and Terms, as applicable. In addition: (a) the Recapitalization Transaction shall be implemented on substantially the same terms as set forth herein, the Support Agreement and the Subscription Agreement, with any necessary amendments as the structure and implementation of the Recapitalization Transaction may reasonably require pursuant to an Alternative Implementation Process and as may be acceptable to Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably. Without in any way limiting the generality of the foregoing, the provisions in this Term Sheet pertaining to the Releases (as defined below) shall be binding in connection with the implementation of the Recapitalization Transaction pursuant to an Alternative Implementation Process; (b) (i) if the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties have agreed, in their sole and absolute discretion, to the implementation of the Recapitalization Transaction pursuant to CCAA Proceedings and the Company complies with the CCAA Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms, or (ii) if the Company commences the Chapter 11

- 17 - Process and complies with the Chapter 11 Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms; and (c) Concordia and the Initial Consenting Debtholders and their respective advisors shall work cooperatively in respect of all matters necessary to structure and implement the Recapitalization Transaction pursuant to the applicable Alternative Implementation Process. V. SUPPORT AGREEMENT Support Agreement A support agreement containing terms and conditions of the Recapitalization Transaction acceptable to Concordia and the Initial Consenting Debtholders will be entered into with Concordia by each of the Initial Consenting Debtholders and such other Debtholders who sign such support agreement or a Joinder Agreement (collectively, the “Support Agreement”). VI. OTHER TERMS AND CONDITIONS OF THE RECAPITALIZATION TRANSACTION Termination Right Concordia and the Consenting Debtholders shall have the right to terminate the Support Agreement (including, for certainty, any Joinder Agreements) and to not proceed with the Recapitalization Transaction upon the occurrence of any termination events agreed to and included in the Support Agreement. New Secured Revolver The Company shall be entitled to obtain, either in connection with or following the implementation of the Recapitalization Transaction, a secured first out revolver (the “New Secured Revolver”), ranking senior in priority to the New Senior Secured Debt, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million. The New Secured Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt. The New Senior Secured Term Loan shall prohibit the use of the proceeds of the New Secured Revolver to fund acquisitions. The Company and the Majority Initial Consenting Secured Debtholders will work in good faith to negotiate an intercreditor agreement on standard terms in respect of the New Senior Secured Debt and the New Secured Revolver.

- 18 - CHCL Transaction As part of the Recapitalization Transaction and the Plan, CHCL will transfer all or substantially all of its assets to Concordia in consideration for a non-interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets. New Common Shares On the Effective Date, Concordia shall issue such aggregate number of Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares, and Private Placement Shares (collectively, the “New Common Shares”) as shall be agreed upon by Concordia and the Majority Consenting Private Placement Parties such that the total number of outstanding common shares of Concordia as at the Effective Date reflects the terms of this Term Sheet and is acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably. Consolidation of Existing Shares The Existing Shares (or the Existing Shares together with the New Common Shares) may be consolidated (and any fractional shares cancelled for no consideration) such that the total number of outstanding common shares of Concordia as at the Effective Date is acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably. Fractional Securities No fractional securities will be issued. Any fractional securities that would otherwise have been issued shall be rounded down to the nearest whole number, with no additional consideration being provided in respect of the rounding down of such fractional securities. Listing and Trading Concordia shall remain a Canadian public company following the implementation of the Recapitalization Transaction and the common shares of restructured Concordia (including the Existing Shares and the New Common Shares) shall be listed for trading on a recognized securities exchange. Company Advisors Concordia shall pay the reasonable fees and expenses of the legal and financial advisors to the Company pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors; provided that, such fees and expenses shall be satisfactory to the Majority Consenting Private Placement Parties, acting reasonably. Debtholders’ Advisors Concordia shall pay in cash in full the reasonable fees and expenses of the following legal and financial advisors: (a) the Initial Consenting Secured Debtholders Advisors, and (b) the

- 19 - Initial Consenting Unsecured Debtholders Advisors, in each case pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors in connection with the Recapitalization Transaction. Agent and Trustee Fees and Expenses Concordia shall pay in cash in full (i) the Agents’ Fees and Expenses, (ii) the Trustees’ Fees and Expenses, (iii) the reasonable and documented fees and expenses payable to the L/C Issuers and Swing Line Lender (each as defined in the Secured Term Loan Agreement) pursuant to the terms of the Secured Term Loan Agreement, and (iv) the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably). Notwithstanding anything else to the contrary in this Term Sheet, the Recapitalization Transactions shall not affect the rights of the Secured Term Loan Agent or any L/C Issuer in respect of the Cash Collateral Account (as defined in that certain Limited Consent, dated as of April 16, 2018, by and among Concordia International Corp., the Secured Term Loan Agent and the lenders party thereto) or the funds held therein, unless otherwise agreed by the Company, the Secured Term Loan Agent and the L/C Issuer for the outstanding Letters of Credit (as defined in the Secured Term Loan Agreement). Releases There shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that Concordia and its direct and indirect subsidiaries, the Consenting Debtholders, the Agents, the Trustees and the foregoing parties’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of such Released Parties’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Existing Equity, the Two Year Equity Bridge Credit and Guaranty Agreement, the Equity

- 20 - Unsecured Bridge Loan Settlement, the Support Agreement, the Subscription Agreement, the Recapitalization Transaction, the Plan, the CBCA Proceedings, any Alternative Implementation Process, or the actions or transactions contemplated herein, or any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Support Agreement, the Subscription Agreement, the Plan or any document ancillary to any of the foregoing. Concordia shall have the right, subject to the prior written consent of the Majority Initial Consenting Debtholders, to release other parties pursuant to the Releases, provided that any such additional Releases provide the Company with value, as acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably. Definitive Documentation The parties will work in good faith to negotiate, execute and deliver definitive documentation (the “Definitive Documentation”) necessary to implement the Recapitalization Transaction in accordance with the terms set out in this Term Sheet and in form and substance acceptable to Concordia and the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, as applicable, each acting reasonably. At the request of any Initial Consenting Secured Debtholder, acting reasonably, Concordia shall incorporate language to the Plan or the Final Order to ensure that the exchange of the Secured Debtholder Claims contemplated pursuant to the Recapitalization Transaction and the Plan shall be deemed to be an amendment and restatement of the Secured Debt Documents as part of the completion of the Recapitalization Transaction in the CBCA Proceedings. Tax Considerations Subject to the terms hereof, the Recapitalization Transaction shall be structured in a tax efficient manner for the Company, including to preserve favourable tax attributes to the extent practicable, which structure shall be acceptable to the Company, and reasonably acceptable to the Majority Consenting Private Placement Parties. Management Incentive Plan The Recapitalization Transaction shall provide for a management equity incentive plan (the “Management Incentive Plan”) acceptable to Concordia and the Majority Initial Consenting Debtholders. The Management Incentive Plan will permit the

- 21 - granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the board of directors of Concordia (or the applicable compensation committee) following the Effective Date. The aggregate number of common shares that may be issued pursuant to the Management Incentive Plan shall not exceed 7.5% of the common shares of Concordia outstanding upon implementation of the Recapitalization Transaction. Awards issuable under the Management Incentive Plan shall be determined by the Board of Directors of Concordia (or the applicable compensation committee) following the Effective Date. Change of Control Any change of control or other termination provisions contained in any material third party contracts with Concordia (for certainty, not including employment agreements) that may result in the termination of such material contract and/or a material payment by Concordia to another party as a result of the completion of the Recapitalization Transaction shall be addressed in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably. Governance Governance matters shall be agreed to by Concordia, acting reasonably, and the Majority Consenting Private Placement Parties as part of the Definitive Documentation. D&O Indemnification and Insurance All existing directors and officers insurance coverage and indemnification obligations shall be unaffected by the Recapitalization Transaction and shall continue in effect pursuant to their applicable terms, and shall not be cancelled, terminated or amended in any manner that would decrease or eliminate the benefit provided thereby to any officer, manager, or director. Other Conditions and Approvals The Recapitalization Transaction shall be subject to approvals and conditions as are agreed to and included in the Support Agreement and other Definitive Documentation, including, without limitation, those customary for transactions of this nature, including, without limitation, court approval, applicable stakeholder approval as may be determined by the applicable Court, and any applicable stock exchange and other regulatory approvals, as applicable. Public Announcements All public announcements in respect of the Recapitalization Transaction shall be made solely by Concordia, provided that any such public announcements shall be in form and substance acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, and provided further that

- 22 - nothing shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable law, subject to any applicable confidentiality agreement(s). No Admission Nothing in this Term Sheet is or shall be deemed to be an admission of any kind. Currency All amounts in this Term Sheet are in U.S. dollars unless otherwise stated. Notices All notices, requests, consents and other communications hereunder shall be contained in a written instrument and may be delivered in person or sent by internationally-recognized overnight courier or email. VII. DEFINITIONS Affiliate “Affiliate” means any related fund or account, subsidiary of same fund manager, managed by same investment manager or affiliated investment managers. Agents “Agents” means, collectively, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent. Agents’ Fees and Expenses “Agents’ Fees and Expenses” means (i) the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Secured Term Loan Agent, in each case in accordance with the Secured Term Loan Agreement, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Term Loan Agent, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with the Secured Term Loan Agreement, and (ii) the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Unsecured Equity Bridge Loan Agent, in each case in accordance with the Unsecured Equity Bridge Loan Agreement, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Unsecured Equity Bridge Loan Agent, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with the Unsecured Equity Bridge Loan

- 23 - Agreement. Bankruptcy Court “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York. Consenting Debtholders “Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders. Consenting Secured Debtholders “Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a Joinder Agreement thereto. Consenting Unsecured Debtholders “Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a Joinder Agreement thereto. Court “Court” means the Ontario Court or the Bankruptcy Court, as applicable. Debt “Debt” means, collectively, the Secured Debt and the Unsecured Debt. Debt Documents “Debt Documents” means, collectively, the Secured Debt Documents and the Unsecured Debt Documents. Debtholders “Debtholders” means, collectively, the Secured Debtholders and the Unsecured Debtholders. Early Consent Date “Early Consent Date” means June 6, 2018, or such later date as Concordia may determine. Early Consenting Secured Debtholder “Early Consenting Secured Debtholder” means a Secured Debtholder that (i) executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the voting deadline), other than a beneficial Noteholder, or (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Plan in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders. Early Consenting Unsecured Debtholder “Early Consenting Unsecured Debtholder” means an Unsecured Debtholder that (i) executes the Support Agreement or a Joinder

- 24 - Agreement prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the voting deadline), other than a beneficial Noteholder, or (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Plan in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders. Equity Claim “Equity Claim” means an equity claim (as defined in section 2(1) of the Companies’ Creditors Arrangement Act) in respect of Concordia. Equity Unsecured Bridge Loan Settlement “Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto. EUR/USD Exchange Rate “EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate. EUR New Senior Secured Term Loans “EUR New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in Euros. Existing Equity “Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor. Existing Equity Claims Relief “Existing Equity Claims Relief” means an order of the Ontario Court, in form and substance satisfactory to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably, that provides that from and after the Effective Date: (i) any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and seeking the enforcement of any judgement solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim; (ii) any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim; (iii) any such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from the Company (including its subsidiaries) or any of their respective current or former officers and directors in respect

- 25 - of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies; (iv) the foregoing shall not prejudice, compromise, release or otherwise affect any right or defence of any insurer in respect of an Insurance Policy; and (v) all Equity Claims (including, for greater certainty, all Equity Claims in respect of the Existing Shares arising on or prior to the Effective Date) other than the Existing Equity Class Action Claims and all Existing Equity other than the Existing Shares shall be terminated, cancelled, released, dismissed and enjoined pursuant to the Plan and the Final Order. Existing Equity Class Action Claims “Existing Equity Class Action Claims” means, collectively, (i) the claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv- 06467), and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above Existing Shareholders “Existing Shareholders” means holders of the Existing Shares. Existing Shares “Existing Shares” means all existing common shares of Concordia on the Effective Date immediately prior to the implementation of the Recapitalization Transaction. Existing Shares Dilution “Existing Shares Dilution” means dilution resulting from Existing Shareholders retaining their Existing Shares pursuant to the Plan, subject to the share consolidation pursuant to the Plan. FX Date “FX Date” means the date that is ten (10) days prior to the anticipated Effective Date, or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders. Governmental Entity “Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or

- 26 - dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power. Initial Consenting Debtholders “Initial Consenting Debtholders” means, collectively, the Initial Consenting Secured Debtholders and the Initial Consenting Unsecured Debtholders. Initial Consenting Debtholders Advisors “Initial Consenting Debtholders Advisors” means, collectively, the Initial Consenting Secured Debtholders Advisors and the Initial Consenting Unsecured Debtholders Advisors. Initial Consenting Secured Debtholders “Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018. Initial Consenting Secured Debtholders Advisors “Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, and Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders. Initial Consenting Unsecured Debtholders “Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018. Initial Consenting Unsecured Debtholders Advisors “Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders. Insurance Policies “Insurance Policies” means, collectively, the insurance policies of Concordia that are available to pay insured claims in respect of Concordia or its current or former directors and officers. Joinder Agreement “Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of the Support Agreement, pursuant to which a Secured Debtholder or Unsecured Debtholder

- 27 - agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Secured Debtholder or a Consenting Unsecured Debtholder, as applicable. Majority Consenting Private Placement Parties “Majority Consenting Private Placement Parties” means Private Placement Parties holding in aggregate more than two- thirds (66.67%) of the aggregate Private Placement Commitments under the Subscription Agreement. Majority Initial Consenting Debtholders “Majority Initial Consenting Debtholders” means, collectively, (i) the Majority Initial Consenting Secured Debtholders, and (ii) the Majority Initial Consenting Unsecured Debtholders. Majority Initial Consenting Secured Debtholders “Majority Initial Consenting Secured Debtholders” means Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders. Majority Initial Consenting Unsecured Debtholders “Majority Initial Consenting Unsecured Debtholders” means Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders. MIP Dilution “MIP Dilution” means dilution resulting from the issuance of any common shares, options or other rights to acquire common shares issued pursuant to the Management Incentive Plan. New Senior Secured Debt Aggregate Principal Amount “New Senior Secured Debt Aggregate Principal Amount” means such principal amount of the New Senior Secured Debt that shall result in Secured Debtholders receiving aggregate consideration under the Plan in an amount equal to 93.3835% of the principal amount of the Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account the Cash Pay-down and the Secured Debtholder Early Consent Cash Consideration (but not taking into account any Additional Cash Amount), and assuming as part of such calculation that Secured Debtholders that are not Early Consenting Secured Debtholders receive the Secured Debtholder Early Consent Cash Consideration that they would have been entitled to under the Plan if they were Early Consenting Secured Debtholders. New Senior Secured “New Senior Secured Notes” means the new senior secured notes

- 28 - Notes issued by Concordia on the Effective Date pursuant to the Plan (which New Senior Secured Notes shall be issued pursuant to a new secured notes indenture or, at the election of the Majority Initial Consenting Secured Debtholders, pursuant to an amendment and restatement of the Secured Notes Indenture). The New Senior Secured Notes shall have the terms and conditions set out in Schedule D-2 hereto, and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably; provided, however, that such terms shall include limited covenants. The principal amount of the New Senior Secured Notes shall not exceed $300 million and the aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loan shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount. New Senior Secured Term Loan “New Senior Secured Term Loan” means the new senior secured term loan issued by Concordia on the Effective Date pursuant to the Plan (which New Senior Secured Term Loan shall be issued pursuant to a new secured term loan agreement or, at the election of the Majority Initial Consenting Secured Debtholders, pursuant to an amendment and restatement of the Secured Term Loan Agreement). The New Senior Secured Term Loan shall have the terms and conditions set out in Schedule D-1 hereto, and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably; provided, however, that such terms shall include limited covenants. The aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loan shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount. Non-Elected EUR New Senior Secured Term Loans “Non-Elected EUR New Senior Secured Term Loans” means, if applicable, EUR New Senior Secured Term Loans in a principal amount equal to €300 million less the Elected EUR New Senior Secured Term Loan Amount. Noteholder “Noteholder” means a holder of (i) 9.000% First Lien Senior Secured Notes due 2022 issued under the Secured Notes Indenture, (ii) 7.000% Senior Unsecured Notes due 2023 issued under the 7.000% Unsecured Notes Indenture, or (iii) 9.500% Senior Unsecured Notes due 2022 issued under the 9.500% Unsecured Notes Indenture, as applicable.

- 29 - Obligations “Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document. Person “Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body. Preliminary Interim Order “Preliminary Interim Order” means the Preliminary Interim Order granted by the Ontario Court on October 20, 2017 in the CBCA Proceedings, as may be amended by the Ontario Court. Pro-Rata Share and Pro- Rata Basis “Pro-Rata Share” and “Pro-Rata Basis” shall be determined as follows: (i) in respect of an Unsecured Debtholder, based on the principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), held by such Unsecured Debtholder as at the Record Date, divided by the aggregate principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), as at the Record Date; (ii) in respect of a Secured Debtholder, based on the principal amount of the applicable Secured Debt, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums, held by such Secured Debtholder as at the Record Date, divided by the aggregate principal amount of the applicable Secured Debt, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums, as at the Record Date (subject to converting Secured Debt denominated in GBP to US dollars based on the applicable exchange rate on the FX Date); and (iii) in respect of an Early Consenting Unsecured

- 30 - Debtholder in respect of the Unsecured Debtholder Early Consent Shares, based on the principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), held by such Early Consenting Unsecured Debtholder as at the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Unsecured Debtholder that is party to the Support Agreement (other than in respect of any Unsecured Notes it does not hold in registered form), by the voting deadline for the Plan, divided by the aggregate principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), as at the Record Date. Secured Debt “Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents. Secured Debt Documents “Secured Debt Documents” means, collectively: (i) the Secured Term Loan Agreement; (ii) the Secured Notes Indenture; (iii) the Swap Agreement; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing. Secured Debtholders “Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such. Secured Notes Indenture “Secured Notes Indenture” means the Indenture for 9.000% First Lien Senior Secured Notes Due 2022 dated October 13, 2016 by and among Concordia International Corp., the guarantors party thereto, and the Secured Notes Trustee. Secured Notes Trustee “Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture. Secured Term Loan Agent “Secured Term Loan Agent” means Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent under the Secured Term Loan Agreement. Secured Term Loan Agreement “Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Goldman Sachs Bank USA, as

- 31 - Administrative Agent and Collateral Agent, and the lenders and the other parties thereto. Subordinated Promissory Note “Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. in favor of Guillermo Herrera, dated December 20, 2013. “Secured Swap Lender” means Goldman Sachs International, the swap provider under the Secured Swap Instruments, and any permitted assignee; Swap Agreement “Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between Goldman Sachs International and Concordia Investments (Jersey) Limited (the “ISDA”); (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and Concordia Investments (Jersey) Limited in accordance with the ISDA; and (iii) the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia. Trustees “Trustees” means, collectively, the Secured Notes Trustee and the Unsecured Notes Trustees. Trustees’ Fees and Expenses “Trustees’ Fees and Expenses” means the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Trustees, in each case in accordance with, as applicable, the Secured Notes Indenture, the 7.000% Unsecured Notes Indenture or the 9.500% Unsecured Notes Indenture, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Trustees, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with, as applicable, the Secured Notes Indenture, the 7.000% Unsecured Notes Indenture or the 9.500% Unsecured Notes Indenture. TSX “TSX” means the Toronto Stock Exchange. Two Year Equity Bridge Credit and Guaranty Agreement “Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the

- 32 - lenders from time to time party thereto. Unsecured Debt “Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents. Unsecured Debt Documents “Unsecured Debt Documents” means, collectively: (i) the Indenture for 7.000% Senior Unsecured Notes Due 2023 dated April 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee (the “7.000% Unsecured Notes Indenture”); (ii) the Indenture for 9.500% Senior Unsecured Notes Due 2022 dated October 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee (the “9.500% Unsecured Notes Indenture”); (iii) the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Wilmington Trust, National Association, as Administrative Agent, and the lenders party thereto; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing; provided that Concordia may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties. Unsecured Debtholders “Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such. Unsecured Equity Bridge Loan Agent “Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement. Unsecured Equity Bridge Loan Agreement “Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto. Unsecured Notes Trustees “Unsecured Notes Trustees” means, collectively, (i) U.S. Bank National Association, in its capacity as trustee under the 7.000% Unsecured Notes Indenture, and (ii) U.S. Bank National Association, in its capacity as trustee under the 9.500% Unsecured

- 33 - Notes Indenture. USD New Senior Secured Term Loans “USD New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in U.S. dollars.

Schedule A List of Subsidiary Guarantors of Concordia International Corp. Concordia Investments (Jersey) Limited Concordia Financing (Jersey) Limited Concordia Pharmaceuticals Inc., S.a R.L Concordia Laboratories Inc., S.a R.L Amdipharm Holdings S.A R.L Amdipharm AG Amdipharm B.V. Amdipharm Limited Amdipharm Mercury Holdco UK Limited Amdipharm Mercury UK Ltd Concordia Holdings (Jersey) Limited Amdipharm Mercury International Limited Concordia Investment Holdings (UK) Limited Mercury Pharma Group Limited Concordia International Rx (UK) Limited Abcur AB Mercury Pharmaceuticals Limited Focus Pharma Holdings Limited Focus Pharmaceuticals Limited Mercury Pharma (Generics) Limited Mercury Pharmaceuticals (Ireland) Limited Mercury Pharma International Limited

Schedule B CCAA Timeline and Terms 1. To the extent the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their absolute and sole discretion, have consented to the implementation of the Recapitalization Transaction through the CCAA Proceedings, then the actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in CCAA Proceedings will be completed on or by such dates agreed to by Concordia and the Majority Initial Consenting Debtholders: (a) Concordia shall commence the CCAA Proceedings and obtain an initial order in form acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; (b) the Ontario Court shall approve the Plan pursuant to a sanction order in form acceptable to the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion; and (c) the Effective Date shall have occurred on or prior to a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion. 2. The Recapitalization Transaction to be implemented pursuant to the Plan in CCAA Proceedings may be modified as agreed by the Company and the Majority Initial Consenting Debtholders.

Schedule C Chapter 11 Timeline and Terms 1. The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in a Chapter 11 Process will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably): (a) Concordia shall commence the Chapter 11 Process with the Bankruptcy Court by August 31, 2018 (the “Petition Date”); (b) Concordia shall file the disclosure statement for the Plan (the “Disclosure Statement”) and the Plan, in forms acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, on the Petition Date; (c) Concordia shall obtain an entry of an interim order by the Bankruptcy Court authorizing it to use cash collateral within five (5) days of the Petition Date, which shall contain customary stipulations between Concordia and the Secured Debtholders with respect to the Secured Debt and the following adequate protection provisions: (i) the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Secured Debtholders Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors; (ii) the current payment of all reasonable and documented fees, expenses, indemnities and other amounts owing to the Secured Term Loan Agent including, without limitation, the current payment of all reasonable and documented professional fees and expenses owing to the Secured Term Loan Agent pursuant to Section 10.5 of the Secured Term Loan Agreement; (iii) the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably); (iv) customary superpriority claims and liens in favor of the secured parties under the Secured Debt Documents; (v) continued satisfaction on a timely basis of all reporting obligations under the Secured Term Loan Agreement, unless otherwise agreed to by the Secured Term Loan Agent and the Company; (vi) unless otherwise agreed to by the Majority Initial Consenting Unsecured Debtholders, the current payment during the Chapter 11 Process of the reasonable

- 2 - fees and expenses of the Initial Consenting Unsecured Debtholders Advisors in their capacity as advisors to certain Consenting Debtholders holding Secured Debt; and (vii) cash payments to the holders of Secured Debt (which payments Concordia shall pay on a monthly basis) in an amount equal to the sum of (a) current non-default interest or default interest accruing under the applicable governing documents, as applicable, determined in accordance with the section titled “Determination of Claim Amounts”; provided, however, that any payment of interest on a current basis during the Chapter 11 Process shall be subject to recharacterization as payments of principal to the extent of entry of a court order finding the holders of Secured Debt to be undersecured, plus (b) any fees and expenses accruing in respect of any Letters of Credit (as defined in the Secured Term Loan Agreement). (d) Concordia shall obtain an entry of a final order by the Bankruptcy Court authorizing it to use cash collateral within forty five (45) days of the Petition Date, which shall contain the adequate protection provisions substantially similar to those in the interim order; provided that with respect to the clauses (c) and (d) hereof, to the extent any deadline set forth in Schedule C is extended, (i) the Company may seek to enter into debtor-in- possession financing that is on terms reasonably acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably and (ii) the Majority Initial Consenting Debtholders may, acting reasonably, request modifications to the adequate protection set forth in either the interim or final order authorizing the use of cash collateral; provided further, that in the event the Recapitalization Transaction does not occur, the Secured Debtholders and Unsecured Debtholders reserve all rights with respect to (i) the Company’s ability to enter into debtor-in-possession financing and (ii) any adequate protection in connection with the use of cash collateral and/or debtor-in- possession financing; (e) Concordia shall obtain entry of an order by the Bankruptcy Court approving the Disclosure Statement and confirming the Plan on or prior to the date that is 60 days after the Petition Date; and (f) the Effective Date shall have occurred on or prior to the date that is 90 days after the Petition Date. 2. The Recapitalization Transaction to be implemented pursuant to the Plan in a Chapter 11 Process shall be modified as follows (and as further agreed by the Company and the Majority Initial Consenting Debtholders): (a) In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents, each Secured Debtholder will become

- 3 - entitled to and shall receive on the Effective Date: (i) payment in full, in cash, of post- petition interest at the non-default rate or default rate, as applicable under the section titled “Determination of Claim Amounts”, in respect of the Secured Debt held by such Secured Debtholder, (ii) its Pro-Rata Share of the Cash Pay-down; (iii) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out in the Term Sheet, and (iv) cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Secured Debtholder. For certainty, the aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums and not taking into account consideration pursuant to Section 2(d) of this Schedule C). (b) In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive on the Effective Date its Pro Rata Share of common shares of Concordia representing 12% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution and any Existing Shares Dilution or dilution resulting from the issuance of common shares to Secured Debtholders in accordance with Section 2(d) of this Schedule C, as applicable). (c) Concordia and the Majority Consenting Private Placement Parties may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties. (d) Unless otherwise agreed by the Majority Consenting Private Placement Parties, all Existing Shares shall be cancelled without any consideration therefor. Unless otherwise agreed by the Majority Consenting Private Placement Parties, each Secured Debtholder shall receive its Pro-Rata Share of such number of common shares of Concordia as determined by the Majority Consenting Private Placement Parties, acting reasonably, which shall in no case exceed 0.35% of the amount of outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution). (e) The definition of “Equity Claim” shall mean any ‘equity security’ as defined in section 101(16) of the Bankruptcy Code. (f) The Additional Cash Amount shall not be payable in the Chapter 11 Process.

- 4 - (g) Unless otherwise agreed by Concordia and the Majority Consenting Private Placement Parties, the Private Placement Parties shall not be entitled to apply the cash consideration amounts set out in sub-sections 2(a)(ii) and (iv) towards their Private Placement Commitments.

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 1 SCHEDULE D-1 NEW SENIOR SECURED TERM FACILITY SUMMARY OF TERMS AND CONDITIONS Set forth below is a summary of the principal terms and conditions for the New Senior Secured Term Facility. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Term Sheet for the Recapitalization Transaction (the “Recapitalization Transaction Term Sheet”) to which this Schedule D-1 is attached or on Schedule D-2 (including the Annexes hereto and thereto) attached thereto. PARTIES Borrower: Concordia International Corp. (in such capacity, the “Borrower”). Guarantors: Same as the Existing Credit Agreement (as defined below), with all obligations of the Borrower under the New Senior Secured Term Facility and, at the Borrower’s option, under any currency, interest rate protection or other hedging agreement (other than Excluded Swap Obligations (as defined below)) (a “Secured Hedging Agreement”) and any cash management arrangement (a “Secured Cash Management Arrangement”), in each case entered into with a New Senior Secured Term Lender (as defined below) and/or the Administrative Agent (as defined below) or any person that is an affiliate of a New Senior Secured Term Lender and/or the Administrative Agent at the time the relevant transaction is entered into (collectively, the “Borrower Obligations”) will be unconditionally guaranteed on a senior basis (a “Guaranty”) by each of the Borrower’s wholly-owned Restricted Subsidiaries other than (a) Unrestricted Subsidiaries (as defined below), (b) immaterial subsidiaries subject to thresholds to be consistent with the Existing Credit Agreement (“Immaterial Subsidiaries”), (c) any not-for-profit subsidiary, captive insurance subsidiary and/or special purpose entity used for permitted securitization facilities, if any, (d) any subsidiary to the extent that the burden or cost of providing such Guaranty outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Borrower, (e) any subsidiary acquired by the Borrower that, at the time of the relevant acquisition, is an obligor in respect of assumed indebtedness permitted by the Term Loan Definitive Documentation to the extent (and for so long as) the documentation governing the applicable assumed indebtedness prohibits such subsidiary from providing a Guaranty; provided that the relevant restriction was not entered into in contemplation of the relevant acquisition, (f) any Subsidiary the provision of a Guaranty by which would result in material adverse tax consequences as determined by the Borrower in consultation with the Administrative Agent and/or (g) any subsidiary that is prohibited by applicable law, rule, regulation or contract from providing a Guaranty or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guaranty (unless such consent, approval, license or authorization has been received) (collectively, the “Guarantors”; the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 2 Borrowers and the Guarantors, collectively, the “Loan Parties”). For purposes of the Term Loan Definitive Documentation, (a) “Restricted Subsidiary” means any existing or future direct or indirect subsidiary of the Borrower other than any Unrestricted Subsidiary (as defined below), and (b) “Excluded Swap Obligation” means any obligation under any Secured Hedging Agreement if and to the extent that all or a portion of the Guaranty of the relevant Guarantor, or the grant by the relevant Guarantor of a security interest to secure such obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the relevant Guarantor’s failure to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the relevant Guaranty or security interest becomes effective. Notwithstanding the foregoing, any Restricted Subsidiary of the Borrower that is not otherwise required to provide a Guaranty and domiciled in an Acceptable Guarantor Jurisdiction (as defined below) (or any other jurisdiction as agreed by the Administrative Agent and the Required Lenders) may elect to provide a Guaranty and become a Guarantor and a Loan Party for all purposes under the Term Loan Definitive Documentation (any such Restricted Subsidiary, a “Discretionary Guarantor”), subject to the provision of any information reasonably requested by the Administrative Agent for purposes of its ongoing compliance obligations under applicable “know your customer” rules and regulations, including the PATRIOT Act, and the execution and delivery of all applicable Term Loan Definitive Documentation. Administrative Agent and Collateral Agent: [●] will act as the sole and exclusive administrative agent and collateral agent for the New Senior Secured Term Lenders (as defined below) (in such capacities, the “Administrative Agent”). New Senior Secured Term Loan Lenders: Secured Debtholders which receive New Senior Secured Term Loans in connection with the Recapitalization Transaction (collectively, and together with any person that becomes a lender by assignment as set forth under the heading “Assignments and Participations” below, the “New Senior Secured Term Lenders”).

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 3 TYPE AND AMOUNT OF NEW SENIOR SECURED TERM FACILITY New Senior Secured Term Facility: Type and Amount: A New Senior Secured Term facility (the “New Senior Secured Term Facility”) in an aggregate principal amount to be determined based on mechanisms in the Recapitalization Transaction Term Sheet, including adjustments outlined therein (the loans thereunder, the “New Senior Secured Term Loans”), which shall be issued or distributed in connection with the Recapitalization Transaction on the Closing Date. Repayments and prepayments of the New Senior Secured Term Loans may not be re-borrowed. Maturity: The New Senior Secured Term Loans will mature on the date which is 6 years following the Closing Date (the “New Senior Secured Term Loan Maturity Date”) Amortization: Commencing on the last day of the first full fiscal quarter ending after the Closing Date, the New Senior Secured Term Loans will be repayable in equal quarterly installments of 2.00% per annum of the original principal amount of the New Senior Secured Term Loans. New Senior Secured Incremental Term Facility: The Borrower will have the right, from time to time, on one or more occasions, to add one or more incremental term facilities and/or increase the New Senior Secured Term Facility (each, a “New Senior Secured Incremental Term Facility”) on terms and conditions agreed by the Borrower and the relevant New Senior Secured Incremental Term Facility lenders in an aggregate outstanding principal amount not to exceed an unlimited amount so long as, after giving effect to the relevant New Senior Secured Incremental Term Facility, (1) if such New Senior Secured Incremental Term Facility is secured by a lien on the Collateral that is pari passu with the lien on the Collateral securing the New Senior Secured Term Facility, the Secured Net Leverage Ratio (as defined below) does not exceed 5.00:1.00 or (2) if such New Senior Secured Incremental Term Facility is secured by a lien that is junior to the lien on the Collateral securing New Senior Secured Term Facility, is secured by a lien on assets other than the Collateral or is unsecured, the Total Net Leverage Ratio (as defined below) does not exceed 6.50:1.00, in each case, calculated on a pro forma basis, including the application of the proceeds thereof (without “netting” the cash proceeds of the applicable New Senior Secured Incremental Term Facility to the Borrower); provided, that, at the time of the addition thereof: (i) No default or event of default exists or shall exist after giving effect to such New Senior Secured Incremental Term Facility; provided that if the primary purpose of proceeds of such loans incurred under the New Senior Secured Incremental Term Facility is to finance a Limited Condition Transaction (as defined below) then

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 4 the foregoing shall be limited to no default or event of default on the date of signing the definitive documentation for such transaction and no payment or bankruptcy default on the date of incurrence; (ii) any New Senior Secured Incremental Term Facility will have a final maturity date no earlier than the then- existing New Senior Secured Term Loan Maturity Date; (iii) the weighted average life to maturity applicable to each New Senior Secured Incremental Term Facility shall not be shorter than the weighted average life to maturity of the then-existing New Senior Secured Term Facility; (iv) the interest rate applicable to any New Senior Secured Incremental Term Facility will be determined by the Borrower and the lenders providing such New Senior Secured Incremental Term Facility and, in the case of any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Loans funded on the Closing Date (the “New Senior Secured Term Loans”) in right of payment and with respect to security, such interest rate will not be more than 0.50% higher than the corresponding interest rate applicable to the New Senior Secured Term Loans unless the interest rate margin with respect to the New Senior Secured Term Loans is adjusted to be equal to the interest rate with respect to the relevant New Senior Secured Incremental Term Facility, minus, 0.50%; provided that this clause (iv) shall only be effective until the date that is 48 months after the Closing Date; provided, further, that in determining the applicable interest rate: (A) underwriting, OID, commitment or upfront fees or similar fees paid by the Borrower in connection with such New Senior Secured Incremental Term Facility or the New Senior Secured Term Loans payable by the Borrower generally to all of the lenders of such incremental indebtedness (based on a 4-year average life to maturity) shall be included, (B) any amendment to the Applicable Margin on the New Senior Secured Term Loans that became effective after the Closing Date but prior to the time of the addition of such New Senior Secured Incremental Term Facility shall be included, (C) if the New Senior Secured Term Loans or such New Senior Secured Incremental Term Facility includes any “LIBOR”, “EURIBOR” or “ABR” interest rate floor, and the Published LIBO Rate or ABR on the applicable date of determination is less than such “LIBOR”, “EURIBOR” or ABR interest rate floor, the resulting

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 5 difference will be equated to interest margin for purposes of this clause (iii) (this clause (iii), the “MFN Provision”); (v) any New Senior Secured Incremental Term Facility (A) may rank pari passu or junior in right of payment and pari passu or junior with respect to security with the other New Senior Secured Term Facility or may be unsecured (subject, as applicable, to the Intercreditor Agreement or an intercreditor agreement the terms of which are reasonably satisfactory to the Administrative Agent (any such intercreditor arrangements, “Acceptable Intercreditor Arrangements”)), (B) if secured, may not be secured by any assets other than Collateral and (C) if guaranteed, may not be guaranteed by any person which is not a Loan Party; (vi) except as otherwise provided above (including with respect to margin, pricing, maturity and/or fees), the terms of any New Senior Secured Incremental Term Facility, if not substantially consistent with the terms of the New Senior Secured Term Facility, shall be reasonably satisfactory to the Administrative Agent (it being understood that (A) any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Facility in right of payment and with respect to security shall share ratably in any prepayment in respect of the New Senior Secured Term Facility unless the Borrower and the lenders in respect of such New Senior Secured Incremental Term Facility elect lesser payments and (B) the terms of any New Senior Secured Incremental Term Facility shall not be more favourable to the lenders in respect of such New Senior Secured Incremental Term Facility in any respect (including through the addition of a financial covenant) unless such terms only apply after the termination of the New Senior Secured Term Facility or the Term Loan Definitive Documentation is amended such that the New Senior Secured Term Lenders receive the benefit of the more favourable terms); (vii) any New Senior Secured Incremental Term Facility that is an increase in loans under an existing tranche of New Senior Secured Term Loans shall be on the same terms (including maturity date and interest rates) and pursuant to the same documentation (other than the amendment evidencing such New Senior Secured Incremental Term Facility) applicable to such tranche of New Senior Secured Term Loans; and

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 6 (viii) any New Senior Secured Incremental Term Facility incurred prior to January 1, 2019 may only be incurred to finance Permitted Acquisitions (as defined below). Any New Senior Secured Incremental Term Facility may be provided by existing New Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed), other persons who become New Senior Secured Term Lenders in connection therewith if such consent would be required under the heading “Assignments and Participations” below for assignments or participations of New Senior Secured Term Loans or commitments, as applicable, to the relevant person; provided, that (a) no existing New Senior Secured Term Lender will be obligated to provide any such New Senior Secured Incremental Term Facility and (b) the ability of any Affiliated Lender (as defined below) to provide any part of any New Senior Secured Incremental Term Facility will be subject to the relevant restrictions applicable to Affiliated Lenders described under the heading “Assignments and Participations” below. The proceeds of any New Senior Secured Incremental Term Facility may be used by the Borrower and its subsidiaries for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other investments and any other use not prohibited by the Term Loan Definitive Documentation. To the extent the proceeds of any New Senior Secured Incremental Term Facility are intended to be applied to finance an acquisition that is permitted under the Term Loan Definitive Documentation, the availability thereof shall, if agreed by the lenders providing such New Senior Secured Incremental Term Facility, be subject to customary “SunGard” or other applicable “certain funds” conditionality provisions, subject to clause (i) above. As used herein, (a) “Secured Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt that is secured by the Collateral on a pari passu basis, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount (as defined below) on such date of determination, to (ii) Consolidated Adjusted EBITDA and (b) “Total Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount on such date of determination, to (ii) Consolidated Adjusted EBITDA. “Base Amount” shall mean (x) $50 million prior to the third anniversary of the Closing Date and (y) thereafter, $0. For purposes of the Term Loan Definitive Documentation, “Consolidated Adjusted EBITDA” means the Consolidated Net Income (to be defined in a manner consistent with Documentation

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 7 Considerations) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available: (a) increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by: (i) provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus (ii) consolidated interest expense for such period; plus (iii) depreciation, amortization and other non-cash charges or expenses (including any reserves, write-downs or write-offs) of such Person for such period (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future); plus (iv) extraordinary, non-recurring or exceptional losses, charges and expenses actually paid during such period (including, without limitation, losses, charges and expenses attributable to (a) the Competition & Markets Authority (“CMA”) investigation (or settlement) and (b) any litigation (or settlement) connected with matters which are the subject of the current CMA investigation); plus (v) fees, charges and expenses relating to the Recapitalization Transaction to the extent paid prior to or within 6 months after the Closing Date (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, but excluding, however, any interest or principal paid in cash in relation to or in connection with amounts due under the Existing Credit Agreement and related loan documentation); plus (vi) expenses, costs and charges related to restructuring, or relocation actually incurred in such period; provided that the aggregate amount added back pursuant to this clause (vi) for expenses, costs and charges related to restructuring for any four Fiscal Quarter period shall not exceed 6% of Consolidated Adjusted EBITDA in any Fiscal Year (it being understood that relocation costs shall not be subject to this proviso); plus

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 8 (vii) expenses, costs and charges related to severance actually incurred in such period; plus (viii) expenses, costs and charges related to Permitted Acquisitions after the Closing Date actually incurred in such period; plus (ix) losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests (to be defined in a manner consistent with Documentation Considerations) of any Person, in each case to the extent permitted by this Agreement, other than in the ordinary course of business, as determined in good faith by an Authorized Officer (to be defined in a manner consistent with Documentation Considerations) of the Borrower; plus (x) losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations, in all cases other than in the ordinary course of business; plus (xi) losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including premiums paid); plus (xii) charges, expenses and fees actually incurred and paid in cash in such period, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, merger, amalgamation, recapitalization, asset disposition, incurrence or repayment of Indebtedness, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction undertaken but not completed) and any non-recurring charges and expenses (including nonrecurring merger or amalgamation expenses) incurred as a result of any such transaction, provided that, any such charges, expenses and fees are paid prior to or within 3 months of such transaction; plus (xiii) the amount of cost savings and cost synergies projected by the Borrower in good faith to be realized in connection with any Permitted Acquisition after the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 9 Closing Date (which cost savings or cost synergies shall be subject only to certification in reasonable detail by an Authorized Officer of the Borrower and shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or cost synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within twelve (12) months after the date of such Permitted Acquisition, (C) no cost savings or cost synergies shall be added to the extent duplicative of any expenses or charges otherwise added back to Consolidated Adjusted EBITDA through another pro forma adjustment for such period, and (C) the aggregate amount added back pursuant to this clause (xii) for any four Fiscal Quarter period shall not exceed 10.0% of Consolidated Adjusted EBITDA prior to accounting for adjustments pursuant to clauses (a)(iv) above through this clause (a)(xiii); (b) decreased (in each case to the extent added in Consolidated Net Income), by (without duplication): (i) extraordinary, non-recurring or exceptional gains during such period; plus (ii) net unrealized gains on Hedge Agreements and any net after tax gain or income from the early extinguishment of Indebtedness; plus (iii) gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business; plus (iv) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus (v) non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period. Refinancing Facility: The Borrower shall have the right to refinance and/or replace its New Senior Secured Term Loans (and loans under any New Senior Secured Incremental Term Facility) in whole or in part with (x) one or more new term facilities (each, a “Refinancing Facility” or the “Refinancing Facilities”) under the Term Loan Definitive Documentation with the consent of the Borrower and the institutions

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 10 providing such Refinancing Facility and/or (y) one or more series of notes or loans, in the case of each of clauses (x) and (y), that may be pari passu with or junior to the remaining portion of the New Senior Secured Term Facility in right of payment and/or security and/or be unsecured (such notes or loans, the “Refinancing Notes”); provided, that (a) any Refinancing Facility or issuance of Refinancing Notes that is pari passu with or junior to the remaining portion of the New Senior Secured Term Facility with respect to security or subordinated to the remaining portion of the New Senior Secured Term Facility in right of payment shall be subject to Acceptable Intercreditor Arrangements, (b) no Refinancing Facility or issuance of Refinancing Notes shall mature prior to the latest maturity date of the New Senior Secured Term Facility being refinanced or replaced, and in the case of the New Senior Secured Term Facility, no Refinancing Facility or issuance of Refinancing Notes shall have a shorter weighted average life to maturity than the New Senior Secured Term Loans being refinanced or replaced, (c) any Refinancing Facility or issuance of Refinancing Notes shall have pricing (including interest, fees and premiums), optional prepayment and redemption terms as may be agreed to by the Borrower and the lenders or holders party thereto, (d) if any such Refinancing Facility or issuance of Refinancing Notes is secured, it may not be secured by any assets other than the Collateral, (e) if any such Refinancing Facility or issuance of Refinancing Notes is guaranteed, it may not be guaranteed by any person other than the applicable Loan Parties, (f) the other terms and conditions (excluding those referenced in clauses (a) through (e) above) of such Refinancing Facility or issuance of Refinancing Notes shall not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the lenders providing such Refinancing Facility or the holders of such Refinancing Notes than those applicable to the New Senior Secured Term Loans or commitments being refinanced or replaced (except for covenants or other provisions applicable only to periods after the latest final maturity date of the New Senior Secured Term Loans or commitments existing at the time of such refinancing or replacement), (g) except to the extent otherwise permitted under the Term Loan Definitive Documentation, the aggregate principal amount of any Refinancing Facility or any issuance of Refinancing Notes shall not exceed the aggregate principal amount of indebtedness and commitments being refinanced or replaced therewith, plus interest, premiums, fees and expenses and (h) any Refinancing Facility that is pari passu with the New Senior Secured Term Facility in right of payment and security shall share ratably in any voluntary or mandatory prepayment of the New Senior Secured Term Loans unless the Borrower and the lenders in respect of such Refinancing Facility elect lesser payments. CERTAIN PAYMENT PROVISIONS Interest Rates and Fees: As set forth on Annex I hereto. Optional Prepayments and New Senior Secured Term Loans may be prepaid and commitments

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 11 Commitment Reductions: may be reduced, in whole or in part, without premium or penalty (except as described under the heading “Prepayment Fee” below), in minimum amounts to be agreed, at the option of the Borrower at any time upon 1 business day’s (or, in the case of a prepayment of Eurodollar Loans (as defined on Annex I hereto), 3 business days’) prior notice, subject to reimbursement of the New Senior Secured Term Lenders’ redeployment costs in the case of a prepayment of Eurodollar Loans prior to the last day of the relevant interest period. Optional prepayments of the New Senior Secured Term Loans shall be applied to the installments of the New Senior Secured Term Loans as directed by the Borrower (or in the absence of direction from the Borrower, in the direct order of maturity). Prepayment Fee: Any Repricing Transaction (as defined below) consummated prior to the date that is 12 months after the Closing Date will be subject to a prepayment premium of 1.00% on the principal amount of the New Senior Secured Term Loans prepaid or, in the case of any amendment, the principal amount of the relevant New Senior Secured Term Loans outstanding immediately prior to (and subject to) such amendment (including the principal amount of any New Senior Secured Term Loans of any Lender which are required to be assigned in accordance with the “yank-a-bank” provisions set forth in the Term Loan Definitive Documentation as a result of such Lender’s failure to consent to such amendment). For purposes of the Term Loan Definitive Documentation, “Repricing Transaction” means the refinancing or repricing of all or any portion of the New Senior Secured Term Loans the primary purpose of which is to reduce the all-in-yield applicable to the New Senior Secured Term Loans (x) with the proceeds of senior secured term loans that are incurred by any Loan Party or (y) in connection with any amendment to the Term Loan Definitive Documentation, in either case, (i) having or resulting in an effective interest rate (to be calculated in a manner consistent with that set forth above in the MFN Provision) as of the date of such refinancing or repricing that is (and not by virtue of any fluctuation in any “base” rate) less than the effective interest rate applicable to the New Senior Secured Term Loans immediately prior to such refinancing or repricing and (ii) in the case of a refinancing of the New Senior Secured Term Loans, the proceeds of which are used to repay, in whole or in part, outstanding New Senior Secured Term Loans, but excluding, in any such case, any refinancing or repricing of New Senior Secured Term Loans in connection with any initial public offering or “change of control” transaction. Mandatory Prepayments: The following amounts shall be applied to prepay the New Senior Secured Term Loans, in each case with carve-outs and exceptions consistent with the Documentation Considerations: (a) 100% of the net cash proceeds of any incurrence by the Borrower or any of its Restricted Subsidiaries of debt that is (i)

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 12 not permitted under the Term Loan Definitive Documentation or (ii) incurred pursuant to a Refinancing Facility or an issuance of Refinancing Notes; (b) 100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets (as defined below) or a Material Disposition (as defined below)) consummated by the Borrower or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Borrower to apply such proceeds to (x) restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or its subsidiaries’ business, in each case to the extent constituting a capital expenditure or (y) consummate a Permitted Acquisition (each of (x) and (y), a “Permitted Reinvestment”) within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); and (c) 100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the Borrower’s North American product portfolio consisting of branded products (which, for the avoidance of doubt, shall not include (i) Pinnacle Biologics, Inc. (“Pinnacle”), (ii) any assets owned by Pinnacle or its subsidiaries or (iii) the Photofrin intellectual property of Pinnacle owned by Concordia Labs Inc. or Concordia Laboratories Inc. S.a R.L) and authorized generic contracts (the “North American Assets”) or (y) sales and other dispositions (or series of related dispositions) in excess of $100 million (a “Material Disposition”) consummated by the Borrower or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Borrower to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); provided that a mandatory prepayment pursuant to this clause (c) shall only be required to be paid in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied). Mandatory prepayments of the New Senior Secured Term Loans shall be applied to the installments thereof as directed by the Borrower (or in the absence of direction from the Borrower, to remaining instalments of principal on a pro rata basis); provided, that the Term Loan Definitive Documentation will provide that, in the case of any mandatory prepayment in respect of any asset sale or casualty or condemnation event, to the extent required by the documentation governing such other indebtedness, the Borrower

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 13 may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to the payment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Term Loans; provided that any amount that is offered to prepay any such other indebtedness and is not accepted by the holders of such indebtedness shall be applied to prepay the New Senior Secured Term Loans. If the Borrower determines in good faith that any prepayment described under clause (b) and (c) above (i) in the case of any prepayment attributable to any Subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant subsidiaries), (ii) would require the Borrower or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Borrower as a dividend or (iii) in the case of any prepayment attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case if the amount subject to the relevant prepayment were upstreamed or transferred to the Borrower as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant prepayment shall be reduced by the Restricted Amount; provided that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Borrower shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Borrower and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant prepayment, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Borrower for application to the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no prepayment shall be required in respect thereof; provided that in no event shall any Restricted Amount be used to increase the Cumulative Credit (as defined below). Any New Senior Secured Term Lender (each a “Declining Lender”) may elect not to accept any mandatory prepayment, but in the case of clause (a) above, solely to the extent the relevant prepayment does not represent a refinancing of the New Senior Secured Term Loans. COLLATERAL Same as in the Existing Credit Agreement, but in any event subject to the provisions of the immediately following paragraphs, the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 14 Borrower Obligations and the obligations of each other Loan Party under its Guaranty shall be secured by a perfected first-priority security interest (subject to permitted liens and other exceptions to be set forth in the Term Loan Definitive Documentation, including, without limitation, liens expressly permitted to exist on the Closing Date pursuant to the Recapitalization Transaction and otherwise set forth below) in substantially all of such Loan Party’s tangible and intangible assets (including, without limitation, a pledge of the capital stock of each Loan Party’s direct subsidiaries (subject to the following sentence) (the “Collateral”). Notwithstanding the foregoing, the Collateral will exclude: (a) all leasehold real property, (b) all fee-owned real property with a fair market value (as reasonably estimated by the Borrower) of equal to or less than $10 million, (c) pledges and security interests (including in respect of partnerships, joint ventures and other non-wholly-owned entities) to the extent prohibited by law or agreements containing anti-assignment provisions not overridden by the UCC, PPSA or other applicable law, (d) any lease, license or other agreement or any property subject to a purchase money security interest, Capital Lease Obligation (to be defined in a manner consistent with Documentation Considerations) or similar arrangements permitted hereunder, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party), (e) (1) equity interests which constitute margin stock, (2) equity interests in Unrestricted Subsidiaries and (3) equity interests in any person other than wholly-owned subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such subsidiary’s organizational, shareholders, acquisition, joint venture or governance documents (including as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision, (f) assets the grant or perfection of a security interest in which would result in material and adverse tax consequences as reasonably determined by the Borrower in consultation with the Administrative Agent,

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 15 (g) any property or asset the grant or perfection of a security interest in which would require governmental consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained), after giving effect to any applicable anti-assignment provision of the UCC, PPSA or other applicable law and other than proceeds thereof to the extent that the assignment of the same is effective under the UCC, PPSA or other applicable law notwithstanding such consent or restriction, (h) any “intent-to-use” trademark applications prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to- use trademark application under applicable law, (i) motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a support obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commercial tort claims with a value of less than $5 million, (j) deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of any Loan Party (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax accounts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemption accounts permitted hereunder and (4) fiduciary and trust accounts, and, in the case of sub-clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law or the jurisdiction of any Loan Party, accounts in jurisdictions other than in the jurisdiction of organization of the applicable granting Loan Party, the United States or any state thereof, Canada or any province or territory thereof, the United Kingdom, Australia, Jersey, Ireland, Luxembourg, the Netherlands, New Zealand, Sweden or Switzerland (collectively, the “Acceptable Guarantor Jurisdictions”) and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily balance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the extent a security interest therein can be perfected by filing

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 16 under the UCC, PPSA or other applicable law, and (k) other assets (and categories thereof) to be agreed consistent with the Documentation Considerations or otherwise reasonably satisfactory to the Administrative Agent and the Borrower. Notwithstanding anything to the contrary contained herein: (a) no Loan Party shall be required to grant a security interest in any asset or perfect a security interest in any Collateral to the extent: (i) the cost, burden, difficulty or consequence of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent or (ii) the grant or perfection of a security interest in such asset would (A) be prohibited by enforceable anti- assignment provisions of any contract or applicable law, (B) violate the terms of any contract (in each case, after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable law) or any applicable law or (C) trigger termination of any contract pursuant to any “change of control” or similar provision; it being understood that the Collateral shall include any proceeds and/or receivables arising out of any asset described in this clause (ii) to the extent the assignment of such proceeds or receivables is expressly deemed effective under the UCC, PPSA or other applicable law notwithstanding the relevant prohibition, violation or termination right, (b) no action outside of the United States, United Kingdom, Canada, Australia, New Zealand or other jurisdiction where a Loan Party is organized will be required in order to create or perfect any security interest in any asset of any Loan Party that is located outside of such jurisdiction, and no non-US, United Kingdom, Canadian, Australian, New Zealand or European Union law security or pledge agreements shall be required with respect to the assets of any Loan Party, (c) any required mortgage will be permitted to be delivered after the Closing Date, (d) no Loan Party shall be required to seek any landlord lien waiver, estoppel, warehouseman waiver or other collateral access or similar letter or agreement, (e) the following Collateral shall not be required to be perfected (except to the extent that perfection may be achieved by the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 17 filing of a UCC or PPSA financing statement): (i) assets requiring perfection through control agreements or other control arrangements, including in respect of any deposit, securities or commodities accounts (other than control of pledged capital stock and material intercompany notes to the extent otherwise required above); (ii) vehicles and any other assets subject to certificates of title (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement), (iii) letter of credit rights (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement) and (iv) capital stock of (A) any Immaterial Subsidiary and/or (B) any person that is not a subsidiary, which, if a subsidiary, would constitute an Immaterial Subsidiary, (f) the guaranty and security documents (the “Security Documents”) will contain such other exceptions and qualifications as the Borrower and the New Senior Secured Term Lenders may reasonably agree. The New Senior Secured Term Facility will be senior in right of payment and secured on a first priority basis with respect to the Collateral (as defined below). The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility (as defined in Annex II attached hereto) will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”), which shall be reasonably satisfactory to the Borrower and the Administrative Agent. For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities). In addition, and subject, to the Intercreditor Agreement, the Term Loan Definitive Documentation will authorize and require the Administrative Agent to enter into any Acceptable Intercreditor Arrangement which allows (at the Borrower’s option) additional debt that is permitted under the New Senior Secured Term Facility to be incurred and secured under the Term Loan Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Term Facility. CERTAIN CONDITIONS

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 18 DOCUMENTATION Term Loan Definitive Documentation: The definitive financing documentation for the New Senior Secured Term Facility (including the Intercreditor Agreement, the “Term Loan Definitive Documentation”), shall be based on the Borrower’s Existing Credit Agreement, dated as of October 21, 2015, by and among, among others, the Borrower, the Subsidiaries party thereto, the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent and collateral agent (the “Existing Credit Agreement”), and shall contain the terms and conditions set forth herein and such other terms as the Borrower and the New Senior Secured Term Lenders may agree; it being understood and agreed that the Term Loan Definitive Documentation shall: (a) contain only those mandatory prepayments, representations and warranties, affirmative, financial and negative covenants and events of default expressly set forth in this Term Sheet, in each case, applicable to the Borrower and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a “builder” component based on a percentage of Consolidated Adjusted Assets (except as specifically provided in the Term Sheet) (a “Builder Component”)); and (b) (i) give due regard to the operational and strategic requirements of the Borrower and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Borrower and its Restricted Subsidiaries), in each case, after giving effect to the Transactions and (ii) be based upon the Existing Credit Agreement and related credit documentation (this clause (b), together with the immediately preceding clause (a), collectively, the “Documentation Considerations”). Notwithstanding anything to the contrary herein, to the extent that the Term Loan Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets (, in each case as a condition to the consummation of any transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition (a “Limited Condition Transaction”), the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case after giving effect to the acquisition and any related indebtedness on a pro forma

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 19 basis. Capital Lease Obligations which would have been characterized as operating leases in accordance with IFRS as of the Closing Date shall be treated as operating leases. Representations and Warranties: Limited to the following: organizational existence; organizational power and authority; due authorization, execution and delivery of the Term Loan Definitive Documentation; enforceability of the Term Loan Definitive Documentation; no conflicts of the Term Loan Definitive Documentation with applicable law, organizational documents or contractual obligations; financial statements (including pro forma financial statements and projections); no Material Adverse Effect (as defined below) as of the Closing Date; capitalization of subsidiaries as of the Closing Date; compliance with law (including, without limitation, (i) GDPR, (ii) FCPA, (iii) UK Bribery Act 2010 (UKBA), (iv) OFAC, (v) the PATRIOT Act, and (vi) Corruption of Foreign Public Officials Act (Canada), Criminal Code (Canada), the Special Economic Measures Act (Canada), the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations, the Freezing Assets of Corrupt Foreign Officials Act, and Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “Canadian Anti-Corruption and Sanctions Laws”), and, (vii) to the extent applicable, other anti-terrorism laws, anti-money laundering laws, “know your customer” requirements and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)); governmental approvals and consents, (as such approvals and consents pertain to the Term Loan Definitive Documentation); ERISA and labor matters; pension matters; environmental matters; litigation; ownership of property (including intellectual property); insurance; taxes; Federal Reserve margin regulations; Investment Company Act; accuracy of disclosure as of the Closing Date; solvency (to be defined in a manner to be agreed) of the Borrower and its Restricted Subsidiaries, taken as a whole, on the Closing Date; and the creation, validity, perfection and priority of security interests. Representations and warranties will be subject to Material Adverse Effect qualifiers consistent with those contained in the Existing Credit Agreement. “Material Adverse Effect” means any event, effect or matter which is reasonably likely to have a material adverse effect on: (i) the consolidated business, assets or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and its Restricted Subsidiaries, taken as a whole, to perform its payment obligations under any of the Finance Documents, (iii) the rights and remedies of the Administrative

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 20 Agent, the New Senior Secured Term Lenders and the other Secured Parties or (iv) the validity or enforceability of the Security Documents in any way which is materially adverse to the interests of the New Senior Secured Term Lenders under the Term Loan Definitive Documentation taken as a whole and if capable of remedy, is not remedied within 20 business days of the earlier of the Borrower becoming aware of the relevant event or circumstance or being given notice of the same by the Administrative Agent. Affirmative Covenants: Limited to the items set forth in Section 1 of Annex II attached hereto. Negative Covenants: Limited to the items set forth in Section 2 of Annex II attached hereto, and applicable to the Borrower and its Restricted Subsidiaries. Events of Default: Limited to the items set forth in Section 3 of Annex II attached hereto. Voting: Amendments and waivers of the Term Loan Definitive Documentation will require the approval of non-defaulting New Senior Secured Term Lenders holding at least the Applicable Voting Percentage (as defined below) (the “Required Lenders”), except that: (a) the consent of each New Senior Secured Term Lender directly and adversely affected thereby (but not the Required Lenders) shall be required with respect to: (i) any reduction in the principal amount of any First Lien Loan or scheduled amortization payment owed to such New Senior Secured Term Lender, (ii) any extension of the final maturity of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender or the due date of any interest or fee payment or any scheduled amortization payment in respect of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender (in each case, other than any extension for administrative convenience as agreed by the Administrative Agent), (iii) any reduction in the rate of interest (other than any waiver of default interest) or the amount of any fees owed to such New Senior Secured Term Lender (it being understood that any change in any definition applicable to any ratio used in the calculation of such rate of interest or fees (including any component definition) shall not constitute a reduction in any rate of interest or any fee), (iv) any increase in the amount (other than with respect to any New Senior Secured Incremental Term Facility to which such New Senior Secured Term Lender has

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 21 agreed) of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an increase of any commitment of any New Senior Secured Term Lender), (v) any extension of the expiry date of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an extension of any commitment of any New Senior Secured Term Lender), (vi) any modification to the pro rata sharing of payment provisions except as otherwise provided by the Term Loan Definitive Documentation, (vii) re-tranching the New Senior Secured Term Facility, (viii) change the coin or currency in which the principal of any New Senior Secured Term Loan (or interest payable thereon) is payable, and (ix) any change to the “waterfall” provisions of the Term Loan Definitive Documentation, except as otherwise provided by the Term Loan Definitive Documentation; (b) the consent of 100% of the New Senior Secured Term Lenders shall be required with respect to: (i) any reduction of any voting percentage set forth in the definition of “Required Lenders”, (ii) any release of all or substantially all of the Collateral (other than in accordance with the Term Loan Definitive Documentation), (iii) any release of all or substantially all of the value of the Guaranty (other than in accordance with the Term Loan Definitive Documentation); (iv) any introduction of a new senior ranking tranche of New Senior Secured Term Loans; (c) the consent of 85.0% of the New Senior Secured Term Lenders shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility (as defined below) from that permitted under the Term Loan Definitive Documentation in effect on the Closing Date or (ii) the subordination of the liens on Collateral securing the New Senior Secured Term Facility to liens securing any other indebtedness or any increase in the amount of indebtedness

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 22 that is permitted to rank senior to the liens of the New Senior Secured Term Lenders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%); and (d) the consent of the Administrative Agent will be required with respect to modifications of the Term Loan Definitive Documentation which affect the rights and duties of the Administrative Agent. “Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Term Loans held in the aggregate by the Plan Sponsors (as defined below) constitute greater than 27.5% of the New Senior Secured Term Loans outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Administrative Agent for further notification to the Lenders that the Plan Sponsors in the aggregate hold less than 27.5% of the New Senior Secured Term Loans outstanding at such time), 50.1%. Each Plan Sponsor shall be required to promptly provide to the Administrative Agent notice of the aggregate principal amount of the New Senior Secured Term Loans held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings (which notice may be provided in an annex to the applicable assignment and assumption agreement, which annex shall only be delivered to the Administrative Agent, and not to the counterparty) and if such notice results in a change in the Applicable Voting Percentage, then the Administrative Agent shall notify the other New Senior Secured Term Lenders and the Borrower of any such change in the Applicable Voting Percentage. The Administrative Agent shall be entitled to rely on all such notices provided they are absent manifest error. “Plan Sponsor” means any party which owns, directly or indirectly, 5% or more of the outstanding voting common stock of the Borrower after giving effect to the Recapitalization Transaction on the Closing Date, and in each case, controlled affiliates thereof. Modifications to provisions regarding pro rata payments or sharing of payments, in each case, in connection with loan buy-back or similar programs, “amend and extend” transactions or the addition of one or more tranches of debt (which may, but are not required to be new money tranches) and the like not otherwise contemplated hereby shall only require approval of the Required Lenders, and non- pro rata distributions, payments and commitment reductions will be permitted in connection with any such loan buy-back or similar programs, amend and extend transactions or new tranches of debt and as contemplated hereby. The Term Loan Definitive Documentation will contain provisions to permit the amendment and extension and/or replacement of the New Senior Secured Term Facility (including any New Senior Secured Incremental Term Facility), which may be provided by existing New

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 23 Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent and each Issuing Lender if required under the heading “Assignments and Participations” below, other persons who become New Senior Secured Term Lenders in connection therewith, in each case without the consent of any other New Senior Secured Term Lender. The Term Loan Definitive Documentation will permit the Administrative Agent and the Borrower to enter into one or more amendments thereto to incorporate the provisions of any New Senior Secured Incremental Term Facility made available without any New Senior Secured Term Lender’s consent, so long as the purpose of such amendment is solely to incorporate the appropriate provisions for such New Senior Secured Incremental Term Facility in the Term Loan Definitive Documentation. The Term Loan Definitive Documentation will contain provisions allowing the Borrower to replace a New Senior Secured Term Lender or terminate the commitment of a New Senior Secured Term Lender and prepay such New Senior Secured Term Lender’s outstanding New Senior Secured Term Loans under one or more of the New Senior Secured Term Facility (as the Borrower shall elect) in connection with amendments and waivers requiring the consent of all New Senior Secured Term Lenders or of all New Senior Secured Term Lenders directly affected thereby (so long as the Required Lenders or a majority of the relevant group of affected New Senior Secured Term Lenders, as the case may be, consent), increased costs, taxes, etc. and “defaulting” or insolvent New Senior Secured Term Lenders. The Term Loan Definitive Documentation shall provide that a change of the Borrower (or the jurisdiction thereof) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Borrower and applicable tax considerations which arise therefrom. Defaulting Lenders: The Term Loan Definitive Documentation shall contain customary limitations on and protections with respect to “defaulting” New Senior Secured Term Lenders, including, but not limited to, non- payment/escrow of amounts owed to any such defaulting New Senior Secured Term Lender to secure its obligations and exclusion for purposes of voting for so long as such New Senior Secured Term Lender is a “defaulting” New Senior Secured Term Lender. Assignments and Participations: The New Senior Secured Term Lenders will be permitted to assign all or a portion of their New Senior Secured Term Loans and commitments to any person (other than to (a) any Disqualified Institution (to be defined in a manner consistent with Documentation Considerations; provided that the identity of Disqualified Institutions (other than competitors) shall be provided prior to the execution of the Recapitalization Transaction Term Sheet) (provided that the list of Disqualified Institutions (other than any “reasonably identifiable

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 24 affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is permitted to be made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and (c) except as otherwise provided herein, the Borrower or any affiliate thereof) with the consent of (i) the Borrower (not to be unreasonably withheld or delayed), unless (x) a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, or (y) solely in the case of the New Senior Secured Term Loans, such assignment is to a New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund (as defined below); provided that the Borrower shall be deemed to have consented to any assignment unless it has objected thereto by delivering written notice to the Administrative Agent within 10 business days after receipt of a request for consent thereto and (ii) the Administrative Agent (not to be unreasonably withheld or delayed). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund), the minimum assignment amount shall be $1.0 million in the case of any New Senior Secured Term Loan unless otherwise agreed by the Borrower and the Administrative Agent (or, in each case, if less, all of the relevant New Senior Secured Term Lender’s remaining loans and commitments of the applicable class). The Administrative Agent shall receive a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent) in connection with all assignments. The New Senior Secured Term Lenders shall also have the right to sell participations in their New Senior Secured Term Loans to other persons (other than (a) any Disqualified Institution (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and/or (c) any Affiliated Lender)). Participants shall have the same benefits as the New Senior Secured Term Lenders with respect to yield protection and increased cost provisions subject to customary limitations and restrictions. Voting rights of participants shall be limited to those matters set forth in clauses (a) and (b) of the first paragraph under “Voting” with respect to which the affirmative vote of the New Senior Secured Term Lender from which it purchased its participation would be required. Pledges of New Senior Secured Term Loans in accordance with applicable law shall be permitted without restriction other than to Disqualified Institutions (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 25 “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof). “Approved Fund” means, with respect to any New Senior Secured Term Lender, any person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and is administered, advised or managed by (i) such New Senior Secured Term Lender, (ii) an affiliate of such New Senior Secured Term Lender or (iii) an entity or an affiliate of an entity that administers, advises or manages such New Senior Secured Term Lender. The Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to (a) any Non-Debt Fund Affiliate (as defined below) and/or (b) the Borrower and/or any subsidiary of the Borrower (the persons in clauses (a) and (b) above collectively, but excluding any Debt Fund Affiliate, “Affiliated Lenders”) on a non-pro rata basis through Dutch auctions open to all New Senior Secured Term Lenders holding New Senior Secured Term Loans on a pro rata basis in accordance with customary procedures to be agreed and/or open market purchases, notwithstanding any consent requirements set forth above; provided, that (i) no Affiliated Lender shall be required to make a representation that, as of the date of any such purchase and assignment, it is not in possession of MNPI with respect to the Borrower and/or any subsidiary thereof and/or any of their respective securities, (ii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall be disregarded in the determination of any Required Lender vote (and such New Senior Secured Term Loans shall be deemed to be voted pro rata to the non-Affiliated Lenders), (iii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall not, in the aggregate, exceed 50% of the aggregate outstanding New Senior Secured Term Facility at any time (after giving effect to any substantially simultaneous cancellation thereof), (iv) subject to exceptions to be agreed, no Affiliated Lender, solely in its capacity as such, shall be permitted to attend any “lender-only” conference calls or meetings or receive any related “lender-only” information, (v) in the case of any Dutch auction or open market purchase conducted by the Borrower or any of their Restricted Subsidiaries, no default or event of default may be continuing at the time of acceptance of bids for the relevant Dutch auction or the entry into a binding agreement with respect to the relevant open market purchase, as the case may be, (vi) any New Senior Secured Term Loans acquired by the Borrower or any of their Restricted Subsidiaries shall be immediately extinguished and irrevocably cancelled to the extent permitted by applicable law, (vii) no proceeds of the Revolving Facility shall fund any such purchase by the

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 26 Borrower or any of its subsidiaries and (viii) the relevant Affiliated Lender and the assigning or purchasing New Senior Secured Term Lender shall have executed a customary “affiliated lender assignment and assumption” agreement. In any bankruptcy or similar proceeding, no Affiliated Lender shall have any right to vote its interest in respect of any New Senior Secured Term Loan (it being understood that its interest will be deemed to be voted in the same proportion as the vote of non- Affiliated Lenders on the relevant matter), except to the extent that any plan of reorganization or other arrangement with respect to which the relevant vote is sought proposes to treat the interest of the relevant Affiliated Lender in such New Senior Secured Term Loan in a manner that is less favorable to such Affiliated Lender than the proposed treatment of New Senior Secured Term Loans held by other New Senior Secured Term Lenders. Notwithstanding the foregoing, (a) the Term Loan Definitive Documentation shall permit (but not require) any Non-Debt Fund Affiliate to contribute any assigned New Senior Secured Term Loans to the Borrower or any their subsidiaries for purposes of cancelling such New Senior Secured Term Loans, (b) each Affiliated Lender shall have the right to vote on any amendment, modification, waiver or consent that would require the vote of all New Senior Secured Term Lenders or the vote of all New Senior Secured Term Lenders directly and adversely affected thereby and (c) no amendment, modification, waiver or consent shall affect any Affiliated Lender (in its capacity as a New Senior Secured Term Lender) in a manner that is disproportionate to the effect on any New Senior Secured Term Lender of the same class or that would deprive such Affiliated Lender of its pro rata share of any payments to which it is entitled. In addition, the Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to any Debt Fund Affiliate, notwithstanding any consent requirements set forth above through (a) Dutch auctions open to all relevant New Senior Secured Term Lenders on a pro rata basis in accordance with customary procedures and/or (b) open market purchases on a non-pro rata basis; provided, that for any Required Lender vote, Debt Fund Affiliates may not, in the aggregate, account for more than 49.9% of the amounts included in determining whether the Required Lenders have consented to the relevant amendment, waiver or other action. The provisions of the second preceding paragraph shall not apply to any Debt Fund Affiliate, and each New Senior Secured Term Lender shall be permitted to assign or participate all or a portion of such New Senior Secured Term Lender’s New Senior Secured Term Loans to any Debt Fund Affiliate without regard to the foregoing provisions (but subject to the proviso set forth in the immediately preceding sentence). “Non-Debt Fund Affiliate” means any affiliate of the Borrower

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 27 (other than a natural person) other than a Debt Fund Affiliate. “Debt Fund Affiliate” means any affiliate of a Permitted Holder (other than a natural person, the Borrower or any of their subsidiaries) that is a bona fide debt fund or investment vehicle that is primarily engaged in, or advises (or whose general partner or manager advises (as appropriate)) funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or securities in the ordinary course and with respect to which no personnel making investment decisions in respect of such affiliate are engaged in making investment decisions with respect to the equity investment in the Borrower and its Restricted Subsidiaries. Provisions Applicable to the Plan Sponsors Notwithstanding anything to the contrary herein, (i) restrictions on assignments and participations to Disqualified Institutions or required consent of the Borrower to, any assignment or participation, as applicable, will not be applicable to assignments or participations by the Plan Sponsors (as defined below) to the extent made prior to the first anniversary of the Closing Date, and (ii) restrictions on voting by, or the amount of holdings of, Affiliated Lenders or Debt Fund Affiliates set forth above, shall not apply to the Plan Sponsors or Debt Fund Affiliates thereof. Successor Administrative Agent: The Administrative Agent may resign or, if it is a “defaulting lender” or an affiliate thereof, be removed by the Required Lenders, or be removed by the Borrower, in each case (a) upon 10 days’ notice by the applicable party and (b) subject to the appointment of a successor administrative agent (although if no successor administrative agent is appointed within 30 days, such resignation will still be effective). The successor agent shall be a commercial bank or trust company and unless a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, shall be reasonably acceptable to the Borrower. Yield Protection and Taxes: The Term Loan Definitive Documentation will contain customary provisions (a) protecting the New Senior Secured Term Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and other requirements of law (provided that (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in the case of each of clauses (i) and (ii), be deemed to constitute a change in requirements of law, regardless of the date enacted, adopted, issued, or implemented but solely to the extent the relevant increased costs or loss of yield would have been included if

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 28 they had been imposed under applicable increased cost provisions), in each case, subject to customary limitations and exceptions (it being understood that requests for payments on account of increased costs resulting from market disruption shall be limited to circumstances generally affecting the banking market and when the Required Lenders have made a request therefor) and (b) indemnifying the New Senior Secured Term Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto. The Term Loan Definitive Documentation will contain a customary tax gross up, it being understood that the gross up obligations shall not apply to withholding taxes imposed as a result of the failure to comply with the requirements of current Sections 1471 through 1474 of the Internal Revenue Code (or any amended or successor provisions that are substantively comparable and not materially more onerous to comply with), and any current or future regulation promulgated thereunder or guidance or interpretation issued pursuant thereto, consistent with the Documentation Considerations. The Term Loan Definitive Documentation will (a) contain provisions regarding the timing for asserting a claim in respect of yield protection and/or taxes and (b) require that each New Senior Secured Term Lender asserting any such claim certify to the Borrower that it is generally requiring reimbursement for the relevant amounts (including in respect of taxes) from similarly situated borrowers under comparable syndicated credit facilities. Expenses and Indemnification: The Borrower will pay (a) all reasonable and documented out-of- pocket expenses of the Administrative Agent incurred on or after the Closing Date within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request, associated with the syndication of the New Senior Secured Term Facility and the preparation, execution, delivery and administration of the Term Loan Definitive Documentation and any amendment or waiver with respect thereto (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of U.S. and Canadian counsel to the Administrative Agent, and, if reasonably necessary, of one local counsel in any relevant local jurisdiction to such persons, taken as a whole) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of- pocket fees, disbursements and other charges of one U.S. or one Canadian counsel to the Administrative Agent, taken as a whole, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected persons, taken as a whole, and, if necessary, of one local counsel in any relevant jurisdiction to such persons, taken as a whole, and, solely in the case of an actual or

Term Sheet – New Senior Secured Term Loans Schedule D-1 – Page 29 potential conflict of interest, one local counsel in any relevant jurisdiction to all affected persons, taken as a whole) in connection with the enforcement of the Term Loan Definitive Documentation. The Administrative Agent and the New Senior Secured Term Lenders and their respective affiliates and controlling persons (and their respective directors, officers, employees, partners, agents, advisors and other representatives) (each, an “indemnified person”) will be indemnified for and held harmless against, any losses, claims, damages, liabilities or expenses (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one U.S. and one Canadian counsel to all indemnified persons taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to each similarly situated group of affected indemnified persons taken as a whole, and, if reasonably necessary, one local counsel in any relevant jurisdiction to all indemnified persons, taken as a whole, and solely in the case of any such actual or potential conflict of interest, one additional local counsel to each similarly situated group of affected indemnified persons, taken as a whole, in each relevant jurisdiction) incurred in respect of the New Senior Secured Term Facility or the use or the proposed use of proceeds thereof, except to the extent they arise from the gross negligence, bad faith or willful misconduct of, or material breach of the Term Loan Definitive Documentation by, such indemnified person, in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction or any dispute solely among the indemnified persons (other than any claims against an indemnified person in its capacity as the Administrative Agent) and that does not arise out of any act or omission of the Borrower or any of its subsidiaries. Notwithstanding the foregoing, each indemnified person shall be obligated to refund and return any and all amounts paid by the Borrower to such indemnified person for fees, expenses or damages to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof. Governing Law and Forum: New York; provided, that, any Term Loan Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof). Counsel to the Administrative Agent and the New Senior Secured Term Lenders: [__].

Term Sheet – New Senior Secured Term Loans Annex I to Schedule D-1 – Page 1 Annex I to Schedule D-1 INTEREST AND CERTAIN FEES Interest Rate Options: The Borrower may elect that the New Senior Secured Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR (as defined below) plus the Applicable Margin (as defined below), (b) the Eurodollar Rate (as defined below) plus the Applicable Margin or (c) EURIBOR (as defined below) plus the Applicable Margin. As used herein: “ABR” means the highest of (a) the rate of interest publicly announced by the Administrative Agent as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.50% per annum, (c) the 1-month Published LIBOR Rate (as defined below) plus 1.00% per annum and (d) in the case of New Senior Secured Term Loans, 1.00% per annum. “ABR Loans” means New Senior Secured Term Loans bearing interest based upon the ABR. ABR Loans will be made available on same day notice. “Applicable Margin” means New Senior Secured Term Loans (A) in USD, (i) 4.50% in the case of ABR Loans and (ii) 5.50% in the case of Eurodollar Loans and EURIBOR Loans, and (B) in Euros, 5.25%. “EURIBOR” means EURIBOR (to be defined on a basis reasonably acceptable to the Administrative Agent) for the applicable interest period on the date of determination; provided, that EURIBOR shall be no less than 1.00%. “EURIBOR Loans” means New Senior Secured Term Loans bearing interest based upon EURIBOR. “Eurodollar Loans” means New Senior Secured Term Loans bearing interest based upon the Eurodollar Rate. “Eurodollar Rate” means the higher of (a) rate for eurodollar deposits for a period equal to 1, 2, 3, 6, or, if available to all relevant affected New Senior Secured Term Lenders, 12 months or a shorter period (as selected by the Borrower) appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters screen) (the “Published LIBOR Rate”) (as adjusted for statutory reserve requirements for eurocurrency liabilities) and (b) 1.00%. Interest Payment Dates: In the case of ABR Loans, quarterly in arrears. In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3

Term Sheet – New Senior Secured Term Loans Annex I to Schedule D-1 – Page 2 months, on each successive date 3 months after the first day of such interest period. In the case of EURIBOR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period. Default Rate: At any time when a payment event of default (with respect to any principal, interest, premium or fees) under the New Senior Secured Term Facility exists, the relevant overdue amounts shall bear interest, to the fullest extent permitted by law, at 2.00% per annum above the rate then borne by (in the case of principal) such borrowings or (in the case of interest) the borrowings to which such overdue amount relates. Rate and Fee Basis: All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest payable on which is then based on the Prime Rate) for actual days elapsed. Interest Act (Canada) For purposes of the Interest Act (Canada), where in the Term Loan Definitive Documentation a rate of interest is to be calculated on the basis of a year of 360, 365 or 366 days, as applicable, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360, 365 or 366, as applicable. The rates of interest under the Term Loan Definitive Documentation shall be nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Term Loan Definitive Documentation.

Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 1 Annex II to Schedule D-1 COVENANT AND EVENT OF DEFAULT ANNEX Affirmative Covenants: Limited to the following: delivery of (a) annual (i) audited financial statements within 90 days of the end of each fiscal year (accompanied by an opinion of an independent accounting firm that is not subject to (A) a “going concern” qualification (other than a “going concern” qualification resulting from the maturity of any Credit Facility within 12 months of the relevant audit opinion or the breach or anticipated breach of any financial covenant or (B) a qualification as to the scope of the relevant audit) and (ii) management’s discussion and analysis, (b) (i) quarterly unaudited financial statements and (ii) management’s discussion and analysis (for each of the first 3 fiscal quarters of each fiscal year) within 45 days, (c) an annual budget within 90 days of the end of each fiscal year, (d) officers’ certificates and other information reasonably requested by the Administrative Agent, (e) quarterly lender calls, (f) notices of default and events that would reasonably be expected to have a Material Adverse Effect, (g) maintenance of books and records; (h) maintenance of existence; compliance with laws (including (i) ERISA and environmental laws and (ii) OFAC, FCPA, UKBA, Canadian Anti-Corruption and Sanctions Laws, and the PATRIOT Act and, to the extent applicable, other anti-terrorism laws, anti-bribery and corruption laws, anti-money laundering laws and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)), (i) maintenance of property and insurance, (j) payment of taxes, (k) right of the Administrative Agent to inspect property and books and records (subject, absent a continuing event of default, to frequency and cost reimbursement limitations), (l) commercially reasonable efforts to maintain public ratings (but not specific ratings), (m) designation of Unrestricted Subsidiaries, (n) use of proceeds, (o) with respect to any Loan Party subject to European Insolvency Regulation, change its centre of main interest, (p) Companies Act 2014, Ireland, (q) GDPR and (r) further assurances on guaranty and Collateral matters (including, without limitation, with respect to additional guarantees and security interests in after-acquired property), subject to the parameters set forth under “COLLATERAL” in Schedule D-1. The foregoing affirmative covenants shall apply to the Borrower and its Restricted Subsidiaries, and shall be subject to Material Adverse Effect exceptions consistent with the Documentation Considerations. Negative Covenants: Limited to the following and applicable to the Borrower and its Restricted Subsidiaries:

- 2 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 2 (a) indebtedness (including guarantee obligations in respect of indebtedness), with exceptions for, among other things, (i) purchase money indebtedness and Capital Lease Obligations in an aggregate outstanding principal amount not to exceed, at the time of incurrence of such indebtedness (and after giving effect thereto), the greater of (i) $29,000,000 and (ii) 1.25% of Consolidated Total Assets (to be defined in a manner consistent with the Definitive Documentation); (ii) indebtedness existing on the Closing Date (A) expressly permitted pursuant to the Recapitalization Transaction or (B) with a principal amount of less than $100,000, and, in each case, any refinancing indebtedness incurred to refinance any such indebtedness (the “Permitted Surviving Debt”); (iii) other Indebtedness of the Borrower or any Restricted Subsidiary secured on a pari passu or junior Lien basis with respect to the Liens securing the obligations or on an unsecured basis; provided, that (A) in the case of indebtedness secured on a pari passu or senior basis (including the Revolving Facility), the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recently completed four consecutive fiscal quarters of the Borrower ending on or before such date for which financial statements have been delivered (the “Test Period”) is not greater than 5.00:1.00, and (B) in the case of indebtedness secured on a junior basis or secured by assets other than the Collateral or unsecured indebtedness, the Total Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period is not greater than 6.50:1.00, provided further that, in the case of any indebtedness incurred under this clause (iii), (1) such indebtedness shall not mature prior to the date that is 91 days after the Maturity Date of the New Senior Secured Term Loans or have a Weighted Average Life to Maturity less than the Weighted Average Life to Maturity of the New Senior Secured Term Loans plus 91 days, (2) such indebtedness shall not have mandatory prepayment, redemption or offer to purchase events more onerous than those set forth in herein except to the extent applying to periods solely after the Maturity Date of New Senior Secured Term Loans outstanding

- 3 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 3 hereunder, (3) the other terms and conditions of such indebtedness reflect market terms and conditions at the time of incurrence or issuance of such indebtedness, (4) to the extent (x) any such indebtedness incurred is secured by a lien on the Collateral or (y) the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement, (5) if any such Indebtedness is secured on a pari passu basis with respect to the liens securing the obligations, then such indebtedness shall be in the form of notes or other debt securities in each case and (6) prior to January 1, 2019, such indebtedness may only be incurred to finance Permitted Acquisitions and (ii) any refinancing indebtedness incurred in respect thereof; (iv) indebtedness of the Borrower and the other Loan Parties under a revolving facility which may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision, in an aggregate principal amount of up to the greater of (x) $150 million at any time outstanding or (y) 50% of Consolidated Adjusted EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million (the “Revolving Facility”), the proceeds of which shall not be used to fund any acquisitions, joint ventures, minority investments or investments in Unrestricted Subsidiaries, ; (v) indebtedness owed to (including obligations in respect of letters of credit or bank guarantees, or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business; provided that, upon the incurrence of indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such incurrence; (vi) indebtedness incurred in connection with any Refinancing Facility and/or in connection with any Refinancing Notes;

- 4 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 4 (vii) intercompany debt without limitation; provided, that (A) loans made (and guarantees provided) by Loan Parties to (or in favor of) Restricted Subsidiaries that are not Loan Parties will be subject to the Investment covenant described below, (B) the aggregate principal amount of such indebtedness incurred pursuant to this subclause (vii) by a Restricted Subsidiary that is not a Loan Party owing to a Loan Party and investments by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of the Investment covenant below, shall not exceed in the aggregate the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets, (C) to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement and (D) the obligation of any Loan Party to repay any loan made by any Restricted Subsidiary that is not a Loan Party shall be subject to customary subordination provisions; (viii) indebtedness assumed in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as (A) the relevant indebtedness was not incurred in contemplation of the relevant acquisition, (B) no event of default then exists or would result therefrom and (C) after giving effect to the assumption of such indebtedness and such acquisition on a pro forma basis as of the last day of the most recent fiscal quarter of the Borrower for which financial statements have been made available, the Total Net Leverage Ratio (calculated on a pro forma basis) (x) does not exceed 6.50:1.00 or (y) would be equal to or less than immediately prior to such assumption of Indebtedness and such Permitted Acquisition; (ix) indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management treasury services in the ordinary course of business,

- 5 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 5 (x) indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, including (A) those incurred to secure health, safety and environmental obligations and (B) performance guarantees of suppliers, customers, franchisees and licensees of the Borrower and its Restricted Subsidiaries; (xi) guarantees (A) by the Borrower or any Loan Party of any indebtedness of the Borrower or any Loan Party permitted to be incurred, (B) by the Borrower or any Loan Party of indebtedness otherwise permitted hereunder of any Restricted Subsidiary that is not a Loan Party to the extent such guarantees are permitted by the Investment covenant below and (C) by any Restricted Subsidiary of the Borrower that is not a Loan Party of indebtedness of another Restricted Subsidiary of the Borrower that is not a Loan Party permitted to be incurred under this Agreement; provided that guarantees by the Borrower or any Loan Party under this clause (xi) of any other indebtedness of a Person that is subordinated to other indebtedness of such Person shall be expressly subordinated to the obligations on terms not less favorable to the New Senior Secured Term Lenders than the subordination terms applicable to such other indebtedness; (xii) indebtedness incurred in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as after giving effect pro forma effect thereto: (A) if such indebtedness is secured on a pari passu basis, the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period does not exceed the greater of (1) 5.00:1.00 and (2) the Secured Net Leverage Ratio as of the last day of the then- most recently completed fiscal quarter (it being understood and agreed that any such debt that is incurred by any Loan Party in the form of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and with respect to security shall be subject to a “most favored nation” pricing adjustment on the same terms as those set forth in the MFN Provision), (B) if such indebtedness is secured on a junior basis, is secured by assets other than the Collateral, or

- 6 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 6 is unsecured, the Total Net Leverage Ratio does not exceed the greater of (1) 6.50:1.00 and (2) the Total Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter, (this clause (xii), the “Incurred Acquisition Debt Basket”); (xiii) indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), in each case, incurred or assumed in connection, and substantially simultaneously with, or prior to and for the purpose of consummating, any acquisition permitted under the Term Loan Definitive Documentation or other investment or the disposition of any business, assets or a subsidiary not otherwise prohibited, other than guarantees of indebtedness for borrowed money incurred for the purpose of financing such acquisition or other investment or the acquisition of such business, assets or subsidiary; (xiv) any secured or unsecured notes or loans issued or borrowed in lieu of loans under the New Senior Secured Incremental Term Facility (so long as the applicable conditions to borrowing loans under the New Senior Secured Incremental Term Facility would have been satisfied) (any such notes or loans, “New Senior Secured Incremental Equivalent Debt”) and any permitted refinancing indebtedness in respect thereof; it being understood that (A) the New Senior Secured Term Facility shall not be subject to a “most favored nation” pricing adjustment as a result of the issuance or incurrence of any New Senior Secured Incremental Equivalent Debt (other than New Senior Secured Incremental Equivalent Debt consisting of syndicated term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security), and (B) the requirements set forth in clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” shall not apply to any New Senior Secured Incremental Equivalent Debt (it being understood and agreed that the terms and conditions of such New Senior Secured Incremental Equivalent Debt subject to clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” (excluding, for the avoidance of doubt, margin, pricing, maturity and/or fees) of the relevant New Senior Secured Incremental Equivalent Debt may not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the

- 7 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 7 lenders providing such New Senior Secured Incremental Equivalent Debt than those applicable to the analogous New Senior Secured Term Facility (except for covenants or other provisions applicable only to periods after the latest final maturity date of the relevant New Senior Secured Term Facility existing at the time of the implementation of such New Senior Secured Incremental Equivalent Debt) or, other than in the case of New Senior Secured Incremental Equivalent Debt consisting of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security, such terms may be current market terms for the applicable type of indebtedness); (xv) indebtedness incurred in connection with (A) Secured Hedging Agreements permitted under the Term Loan Definitive Documentation and (B) Secured Cash Management Arrangements; (xvi) indebtedness arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a default or Event of Default; (xvii) indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business; (xviii) indebtedness in an aggregate amount not exceeding the aggregate gross amount of “qualified” capital contributions (made in cash or which are converted into cash) and proceeds of Permitted Equity issuances (other than proceeds of Permitted Equity issuances that are applied in reliance on the Cumulative Credit) by the Borrower (or any direct or indirect parent company) after the Closing Date that are not otherwise applied; (xix) indebtedness of the Borrower and the Restricted Subsidiaries incurred under overdraft facilities (including, but not limited to, intraday, automated clearing house and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations; (xx) indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of

- 8 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 8 other indebtedness) in each case, incurred in the ordinary course of business; (xxi) unsecured indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements; (xxii) indebtedness representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business; (xxiii) indebtedness consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Equity Interests of the Borrower permitted by the Investments covenant below; (xxiv) indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with any acquisition permitted under the Term Loan Definitive Documentation or any other Investment permitted hereunder; (xxv) guarantees of any lease permitted hereunder of real property entered into by the Borrower or any Restricted Subsidiary; (xxvi) [reserved]; (xxvii) indebtedness in an aggregate amount equal to 100% of the net cash proceeds received by the Borrower from the issuance or sale of its Equity Interests (other than disqualified stock) after the Closing Date excluding any equity interests issued or capital contribution made on or prior to the Closing Date; (xxviii) a general debt basket in an aggregate outstanding principal amount not to exceed the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets; provided that, to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement; (xxix) indebtedness of any Restricted Subsidiary that is not a

- 9 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 9 Loan Party under any working capital or similar line of credit in an aggregate outstanding principal amount not to exceed an amount to be agreed; (xxx) solely with respect to the New Senior Secured Term Loans, the New Senior Secured Notes, including any Refinancing Facility incurred in respect thereof; (xxxi) solely with respect to the New Senior Secured Notes, the New Senior Secured Term Loans, including any New Senior Secured Incremental Term Facility and any Refinancing Facility incurred in respect thereof; (xxxii) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in subclauses (i) through (xxviii) above; provided that any such indebtedness incurred by Restricted Subsidiaries that are not Loan Parties pursuant to clauses (iii), (iv), (vi), (xii), (xiv), (xviii), (xxvii) and (xxviii) above, shall not exceed an aggregate principal amount outstanding equal to the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets; (b) liens, with exceptions for, among other things, (i) (A) any lien created under the Definitive Documentation (including, without limitation, liens created under the collateral documents securing obligations in respect of Hedge Agreements to the extent such obligations constitute obligations secured pursuant to the collateral documents), any lien created under the Definitive Documentation evidencing any other indebtedness permitted under clause (vi) of the indebtedness covenant above, and (B) liens securing any Refinancing Facility and/or issuance of Refinancing Notes, (ii) liens in respect of taxes that (x) are being contested in good faith and are subject to appropriate reserves to the extent required under IFRS, or (y) the non- payment of which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (iii) [reserved], (iv) any lien securing Indebtedness permitted by clause (xix) of the indebtedness covenant above or Refinancing indebtedness in respect thereof

- 10 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 10 (v) liens securing (A) Permitted Surviving Debt and (B) liens existing on the Closing Date securing property or assets having a fair market value not to exceed $1,000,000 individually, and $5,000,000 in the aggregate and, in each case, any modifications, replacements, renewals or extensions thereof, (vi) [reserved], (vii) subject, if applicable, to Acceptable Intercreditor Arrangements, liens securing debt incurred in reliance on the Incurred Acquisition Debt Basket, subject to the applicable conditions set forth therein, (viii) liens securing pari passu or junior lien Indebtedness permitted pursuant to clause (iii) of the debt covenant above; provided that (i) in the case of junior lien indebtedness, such liens rank junior to the liens on the Collateral securing the obligations (but may not be secured by any assets that are not Collateral) and (ii) in each case, the beneficiaries thereof (or an agent on their behalf), shall have entered into an Intercreditor Agreement or other intercreditor arrangements reasonably acceptable to the Administrative Agent; (ix) [reserved]; (x) liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with clause (j) of the “Affirmative Covenants” above; (xi) liens imposed by law (including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like liens) arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with IFRS; (xii) (i) pledges and deposits and other liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, un- employment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other liens securing liability for reimbursement or indemnification obligations of (including obligations

- 11 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 11 in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance; (xiii) deposits and other liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with public utilities, customs duties, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrower or any Restricted Subsidiary in the ordinary course of business that do not materially and adversely affect the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole, including those incurred to secure health, safety and environmental obligations in the ordinary course of business; (xiv) zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way covenants, conditions, restrictions and declarations on or agreements with respect to the use of real property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that, in the aggregate, do not interfere in any material respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole; (xv) liens securing indebtedness permitted to be incurred pursuant to any sale and lease-back transactions so long as such liens attach only to the property to which such Indebtedness relates (or accessions to such property and proceeds thereof); (xvi) liens securing judgments that do not constitute an Event of Default under clause (ix) of Events of Default, below; (xvii) liens in favor of the Borrower or any Restricted Subsidiary; (xviii) liens on property existing at the time of a Permitted Acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower; provided that such liens were not incurred in contemplation of or in

- 12 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 12 connection with such Permitted Acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary; (xix) any security interest or set-off arrangements entered into by the Borrower or any of its subsidiaries in the ordinary course of its banking arrangements which arise from the general banking conditions (algemene bankvoorwaarden); (xx) any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business; (xxi) liens that are contractual rights of set-off, off-set or recourse to account balances (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts or cash pooling arrangements (including with respect to any joint and several liability provisions in relation thereto) of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries, (iii) relating to debit card or other payment services or (iv) relating to purchase orders and other agreements (other than Indebtedness for borrowed money) entered into with customers in the ordinary course of business; (xxii) liens arising by virtue of any statutory or common law provisions or similar provisions applicable in foreign jurisdictions relating to banker’s liens, rights of set-off or similar rights; (xxiii) liens securing obligations in respect of trade-related letters of credit, trade-related bank guarantees or similar trade-related obligations permitted under clause (xx) of the debt covenant above, and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof; (xxiv) leases or subleases, licenses or sublicenses granted to or from others in the ordinary course of business and not interfering in any material and adverse respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

- 13 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 13 (xxv) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xxvi) liens on the assets of a subsidiary of the Borrower that is not a Loan Party that secure obligations of a subsidiary of the Borrower that is not a Loan Party permitted to be incurred under the debt covenants above; provided that such liens secure obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets; (xxvii) set-off and early termination rights under Hedge Agreements; (xxviii) (i) liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (ii) liens on the proceeds of Indebtedness in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing; (xxix) liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; (xxx) liens securing insurance premium financing arrangements, provided that such liens are limited to the applicable unearned insurance premiums; (xxxi) liens securing Hedge Agreements and submitted for clearing in accordance with applicable law; (xxxii) liens arising from precautionary UCC financing statements or similar or analogous financing statements in any jurisdiction; (xxxiii) liens arising from the right of distress enjoyed by landlords or lessors or liens otherwise granted to landlords or lessors, in either case, to secure the payment of arrears of rent in respect of leased properties; (xxxiv) [reserved]; (xxxv) deemed trusts or other liens that are unregistered and that secure amounts that are not yet due and payable and delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source

- 14 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 14 deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes; (xxxvi) liens on Equity Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement; (xxxvii) liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (iii) of the definition thereof; (xxxviii) liens securing the Borrower’s or its subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course; (xxxix) liens securing obligations under any Secured Hedge Agreements or Secured Cash Management Agreements; (xl) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries; (xli) liens securing Indebtedness permitted to be incurred pursuant to clause (i) of the debt covenants above; provided that (i) such liens attach concurrently with or within 270 days after the acquisition, installation, repair or improvement (as applicable) of the property subject to such liens, (ii) such liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property, the proceeds and the products thereof, customary security deposits and insurance and (iii) with respect to Capital Lease Obligations, such liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof, customary security deposits and

- 15 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 15 insurance) other than the assets subject to such Capital Lease Obligations; provided, further, that individual financings of equipment provided by one creditor may be cross-collateralized to other financings of equipment provided by such creditor; (xlii) liens securing Indebtedness permitted by clause (a)(viii) above may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary; provided that such Indebtedness was not created in contemplation of the acquisition of such assets or subsidiary by the Borrower or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 5.00:1.00; and (xliii) liens securing Indebtedness or other obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets. (c) mergers, consolidations and sales of assets, with exceptions for, among others: (i) any Restricted Subsidiary may be merged or consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary; provided that (A) in the case of a merger, amalgamation or consolidation involving (x) the Borrower, the Borrower shall be the continuing or surviving Person or (y) an Additional Borrower, such Additional Borrower shall be the continuing or surviving Person and (B) in the case of a merger, amalgamation or consolidation involving any other Loan Party, either (x) such Loan Party shall be the continuing or surviving Person or the continuing or surviving Person shall be or become a Loan Party or (y) such transaction shall be treated as an Investment; (ii) sales or other dispositions among the Borrower and its Restricted Subsidiaries or by and among Restricted Subsidiaries (upon voluntary liquidation or otherwise); provided that any such sale or disposition by a Loan Party to a Person that is not a Loan Party shall be (A) for fair market value or (B) treated as an Investment; (iii) the liquidation or dissolution of any Restricted Subsidiary or change in form of entity of any Restricted Subsidiary if (A) the Borrower determines in good faith that such liquidation, dissolution or change in form is (1) in the best interests of the

- 16 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 16 Borrower and its Restricted Subsidiaries, taken as a whole, and (2) either the Borrower or a Restricted Subsidiary receives any assets of such dissolved or liquidated Restricted Subsidiary; provided that in the case of a dissolution or liquidation of a Loan Party that results in a distribution of assets to a subsidiary that is not a Loan Party, such distribution shall be treated as an Investment and shall be subject to the restrictions under clause (e) below and (3) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a sale or disposition otherwise permitted under this clause (c) (other than clause (ii) above or this clause (iii)); provided, further, in the case of a change in the form of entity of any Restricted Subsidiary that is a Loan Party, after such change, the security interests of the Collateral Agent and the Secured Parties in the Collateral of such Loan Party shall remain in full force and effect and be perfected to the same extent as prior to such change or (B) an Investment permitted under clause (e) below; (iv) (x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross- licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries; (v) disposals of surplus, obsolete, damaged, used or worn out property or other property that is no longer useful; (vi) dispositions of Cash Equivalents; (vii) dispositions, mergers, amalgamations, consolidations or conveyances that constitute liens, Investments or Restricted Payments permitted hereby; (viii) sales or other dispositions of any assets of the Borrower or any Restricted Subsidiary for fair market value; provided that at least 75.0% of the consideration for such sale or disposition shall consist of (x) cash and Cash Equivalents, (y) any securities, notes, Equity Interests or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash within 180 days of their receipt, to the extent of the cash received in that conversion, and (z) any Designated Non-Cash Consideration received by the

- 17 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 17 Borrower or any such Restricted Subsidiary in such sale or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $35,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, in each case, shall be deemed to be Cash Equivalents; provided that to the extent provided therein, the net cash proceeds of any sale or disposition permitted pursuant to this clause (viii) shall be subject to the “MANDATORY PREPAYMENTS” in Schedule D-1; (ix) to the extent that (A) the relevant property or assets are exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of the relevant sale or disposition are promptly applied to the purchase price of such replacement property, so long as the exchange, sale or disposition is made for fair value and on an arm’s length basis for like property or assets; provided that upon the consummation thereof, in the case of any Loan Party, the Administrative Agent has a perfected lien on the replacement property having the same priority as any lien held on the property or assets so exchanged, sold or disposed; (x) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements; (xi) sales, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof; (xii) dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Borrower and its Restricted Subsidiaries taken as a whole or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

- 18 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 18 (xiii) (i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business; (xiv) transfers of property subject to a Casualty Event upon receipt of Net Cash Proceeds of such Casualty Event; (xv) sales of non-core assets acquired in connection with an acquisition permitted hereunder and sales of real estate assets acquired in an acquisition permitted hereunder which, within 30 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses; (xvi) substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and not to exceed $10,000,000 in the aggregate; provided that upon the consummation of such exchange or swap, in the case of any Loan Party, the Administrative Agent has a perfected lien having the same priority as any lien held on the property or assets so exchanged or swapped; (xvii) (A) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, license and supply agreements) granted to or from others (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries, (B) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Borrower, are uneconomical, negligible, or not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole, and (C) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business

- 19 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 19 judgment of the Borrower or the Restricted Subsidiaries; (xviii) terminations of Hedge Agreements; and (xix) sales or dispositions of Equity Interests or debt or other securities of or in Unrestricted Subsidiaries. (d) dividends or distributions on, or redemptions or repurchases of, the capital stock of the Borrower (“Restricted Payments”), with exceptions for, among other things, (i) the Borrower may make Restricted Payments payable solely in Qualified Stock (to be defined in a manner consistent with the Definitive Documentation) of the Borrower; (ii) any Restricted Subsidiary of the Borrower may declare and pay cash dividends to the Borrower or to any Loan Party of which it is a subsidiary; (iii) as expressly provided by the Recapitalization Transaction Term Sheet; (iv) the Borrower may repurchase Equity Interests of the Borrower upon exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price of such options or warrants and/or amounts on account of required withholding taxes and brokerage fees with respect to such options as part of a “cashless” exercise; (v) dividend adjustments and repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement); (vi) so long as no event of default exists or would result therefrom, payments for the repurchase of Equity Interests of the Borrower held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such Person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $10,000,000 in a Fiscal Year; (vii) [reserved];

- 20 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 20 (viii) [reserved]; and (ix) from and after January 1, 2019, the Borrower may make Restricted Payments with any portion of the Cumulative Credit if, at the time such Restricted Payment is made, no Event of Default shall have occurred and be continuing or would result therefrom and after giving effect to such Restricted Payments on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.50:1.00 (this clause (ix), the “Incurrence-Based Restricted Payment Basket”), (e) investments, loans and advances (“Investments”), with exceptions for, among other things, (i) Investments made in accordance with the terms of binding agreements existing on the Closing Date; (ii) [reserved]; (iii) [reserved]; (iv) Investments in a joint venture, when taken together with all other Investments made pursuant to this clause (iv) that are at the time outstanding, not to exceed $25,000,000 at any one time outstanding; (v) Cash Equivalents and Investments that were Cash Equivalents when made; (vi) Investments arising out of the receipt by the Borrower or any Restricted Subsidiary of non-cash consideration for the sale or other disposition of assets permitted under clause (c) above; (vii) loans and advances to officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary (A) not to exceed in the aggregate $5,000,000 at any time outstanding, (B) for reasonable and customary business and related travel, entertainment, relocation and analogous ordinary business purposes, or (C) in respect of payroll payments and expenses in the ordinary course of business; (viii) accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to

- 21 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 21 suppliers made in the ordinary course of business; (ix) Hedge Agreements not entered into for speculative purposes; (x) Investments existing on, or contractually committed as of, the Closing Date as expressly provided by the Recapitalization Transaction Term Sheet; (xi) Investments resulting from pledges and deposits referred to in the corresponding liens covenant above; (xii) solely with respect to the New Senior Secured Term Loans, repurchases of the New Senior Secured Notes in each case permitted hereunder; (xiii) Investments constituting Permitted Acquisitions; (xiv) Investments of the Borrower in any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment and of any Restricted Subsidiary in the Borrower or in any other Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment; provided that the aggregate principal amount of such Investments (including intercompany loans and other Investments) made pursuant to this clause (xiv) by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of such Investment, when aggregated with Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to subclause (vii)(B) of the debt covenant above and acquisitions of Persons that do not become Loan Parties pursuant to clause (xiii) above, shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets; (xv) any actions permitted by the Support Agreement as expressly provided by the Recapitalization Transaction Term Sheet; (xvi) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers, distributors and suppliers, or Investments acquired by the Borrower or any Restricted Subsidiary as a result of a foreclosure by the Borrower or any of the Restricted Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured

- 22 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 22 Investment in default; (xvii) Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged into, or amalgamated or consolidated with, the Borrower or merged into or amalgamated or consolidated with a Restricted Subsidiary in accordance with the merger covenant above after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence or had been committed to be made on the date of such acquisition, merger or consolidation; (xviii) Investments in exchange for Equity Interests of the Borrower; (xix) guarantees by the Borrower or any Restricted Subsidiary of obligations that do not constitute Indebtedness and are not otherwise prohibited hereunder, in each case, entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business; (xx) Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under the Restricted Payments covenant; provided that any such Investments shall constitute a utilization of the applicable provision or provisions (without double counting) under the Restricted Payments covenant; (xxi) Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests; (xxii) advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrower or any Restricted Subsidiary; (xxiii) Investments by the Borrower or any Restricted Subsidiaries, if the Borrower or any Restricted Subsidiary would otherwise be permitted to make a Restricted Payment pursuant to clause (d)(ix) above in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment for all purposes herein); (xxiv) acquisitions by any Loan Party of Investments evidencing obligations owed by one or more officers

- 23 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 23 or other employees of the Borrower, such Loan Party or its subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Borrower, so long as no cash is actually advanced in connection with the acquisition of any such obligations; (xxv) guarantees permitted under the debt covenant above (except to the extent such guarantee is expressly subject to this clause (e)); (xxvi) Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under intellectual property (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries; (xxvii) Investments consisting of purchases and acquisitions of inventory, supplies, goods, materials and equipment or purchases of contract rights or leases, in each case, in the ordinary course of business; (xxviii) Investments consisting of purchases and acquisitions of intellectual property in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries; (xxix) Investments in assets useful in the business of the Borrower and any of its Restricted Subsidiaries made with the proceeds of any Reinvestment Deferred Amount or Below Threshold Asset Sale Proceeds (each to be defined in a manner consistent with Documentation Considerations); provided that if the underlying Asset Sale or Casualty Event (each to be defined in a manner consistent with Documentation Considerations) was with respect to the Borrower or a Guarantor, then such Investment shall be consummated by the Borrower or a Guarantor; (xxx) Investments in the New Senior Secured Term Loans and other permitted Indebtedness of the Borrower and its Restricted Subsidiaries, in each case, solely (i) to the extent permitted hereunder and under the definitive documentation governing any such other permitted indebtedness and (ii) consummated in accordance with the terms and conditions set forth in the assignment provisions of the Term Loan Definitive Documentation or pursuant to the corresponding provisions of the definitive documentation governing any such other permitted

- 24 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 24 Indebtedness, as applicable; (xxxi) other Investments by the Borrower or any Restricted Subsidiary; provided that, after giving effect to such Investment, the aggregate amount of all Investments made pursuant to this subclause (xxxi) (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets; and (xxxii) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing, and after giving effect to any such Investment on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.75:1.00, Investments made with any portion of the Cumulative Credit. (f) make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of any Indebtedness of the Borrower or any Restricted Subsidiary that is (x) expressly subordinate to the Obligations (to be defined in a manner consistent with Documentation Considerations), (y) unsecured or secured by a Lien that is junior to the Lien securing the Collateral or (z) any Refinancing Indebtedness (to be defined in a manner consistent with Documentation Considerations) in respect of (x) and (y) (clauses (x), (y) and (z), each, a “Junior Financing”; provided, however that any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (a) Refinancing Indebtedness, (b) payments of regularly scheduled interest, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing, (c) the conversion of any Junior Financing to Equity Interests (other than disqualified stock) of the Borrower, (d) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing or would result therefrom, payments or distributions in respect of Junior Financings prior to their scheduled maturity (1) in an aggregate amount not to exceed the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets or (2) made with any portion of the Cumulative Credit, subject to compliance with (i) a Secured Net Leverage Ratio of 4.00:1.00 and (ii) a Total Net Leverage Ratio of 4.75:1.00 after giving effect to such payment or distribution on a pro forma basis and (e) payments or distributions in amounts that would otherwise have been permitted to be made as Restricted Payments; provided that any such prepayment shall constitute a

- 25 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 25 utilization of the applicable Restricted Payment capacity; (g) burdensome agreements (i.e., negative pledge clauses with respect to the Collateral and limitations on dividends and other distributions by Restricted Subsidiaries); (h) changes in business; (i) transactions with affiliates in excess of $5,000,000 in the aggregate, with exceptions to permit, among others, transactions among the Borrower, its Restricted Subsidiaries and/or any joint venture in which the Borrower or any Restricted Subsidiary holds an equity interest (provided that the exceptions set forth in clauses 6.6(b)(11)(B) and (13) in Existing Credit Agreement shall not be included in the Term Loan Definitive Documentation); (j) sale and lease-back transactions that do not at any time exceed $5,000,000 and the liens in respect thereof are otherwise permitted; (k) changes in fiscal year; provided that, the Borrower may change its fiscal year once, subject to customary conditions; (l) creation, contribution to or maintenance of any Canadian pension plan (other than the Canada Pension Plan) which provides for defined benefits; and (m) amendments of the organizational documents of the Loan Parties that are materially adverse to the New Senior Secured Term Lenders. The limitations on Investments and Restricted Payments referenced above shall be subject to a carve-out in the amount of a building basket (the “Cumulative Credit”) (to be defined in a manner consistent with Documentation Considerations; provided that, in lieu of an amount equal to excess cash flow increasing the Cumulative Credit, such amount will be based on 50% of Consolidated Net Income). The Term Loan Definitive Documentation will permit the Borrower and its Restricted Subsidiaries to make acquisitions, directly or indirectly (including in one transaction or a series of related transactions), of all or substantially all the assets of, or all the Equity Interests (other than directors’ qualifying shares or shares issued to foreign nationals) in, or merger or consolidation or amalgamation with, a person or division or line of business of a person or franchisee rights, assets or operations (each, a “Permitted Acquisition”) (or any subsequent investment made in a person, division, line of business or franchisee rights, assets or operations previously acquired in a Permitted Acquisition), if immediately after giving effect thereto: (a) no Event of Default shall have occurred and be continuing or would result therefrom, (b) before

- 26 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 26 and after giving effect to such acquisition on a pro forma basis the Total Net Leverage Ratio will not be greater than (x) the Total Net Leverage Ratio immediately prior to giving effect to such acquisition or (y) 6.50:1.00, (c) all transactions related thereto shall be consummated in all material respects in accordance with applicable laws, (d) any Loan Party making such acquisition and any person acquired in such acquisition comply with clause (r) of “Affirmative Covenants” above, (e) a substantial portion of the property acquired (or a substantial portion of the property of the person acquired) thereby shall be used or useful in the same or a related line of business of the Borrower and its subsidiaries (or any reasonable expansions or extensions thereof) and (f) the aggregate consideration funded by a Loan Party for any and all such acquisitions of any person that is not and will not become a Loan Party concurrently with or reasonably promptly following such acquisition shall not, when aggregated with Investments made pursuant to clause (e)(xiv) above and Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to clause (a)(vii)(B) above, exceed the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets (the “Non- Loan Party Limitation”); provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Loan Parties concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by Loan Parties or any combination of the foregoing, such Investment shall not reduce the Non-Loan Party Limitation. The Term Loan Definitive Documentation will contain provisions pursuant to which, subject to customary limitations on Investments in Unrestricted Subsidiaries, the Borrower will be permitted to designate (or re-designate) any existing or subsequently acquired or organized Restricted Subsidiary as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and designate (or re-designate, so long as all debt, liens, and investments held by such Unrestricted Subsidiary are tested at the time of re-designation) any such Unrestricted Subsidiary as a Restricted Subsidiary. Unrestricted Subsidiaries (and the sale of any equity interests therein or assets thereof) will not be subject to the mandatory prepayment, representations and warranties, affirmative or negative covenants or event of default provisions of the Term Loan Definitive Documentation, and the results of operations and indebtedness of Unrestricted Subsidiaries will not be taken into account for purposes of determining compliance with any financial ratio set forth in the Term Loan Definitive Documentation. For the avoidance of doubt, any designation of a Restricted Subsidiary as an Unrestricted Subsidiary may be permitted so long as (i) no default or Event of Default has occurred and is continuing or would result therefrom, (ii) such subsidiary comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iii) after giving effect to such

- 27 - Term Sheet – New Senior Secured Term Loans Annex II to Schedule D-1 – Page 27 designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation and (iv) such subsidiary is not an Additional Borrower (to be defined in a manner consistent with Documentation Considerations); provided that such designation shall be deemed an investment in such Unrestricted Subsidiary in an amount equal to the fair market value of such subsidiary at the time of designation provided, further, that (i) no Loan Party may be designated as an Unrestricted Subsidiary (unless such Loan Party ceases to be a Loan Party in accordance with the terms of the Credit Documentation in connection with such designation), (ii) no material Intellectual Property may be transferred to any Unrestricted Subsidiary and (iii) no Restricted Subsidiary which holds any material Intellectual Property may be designated as an Unrestricted Subsidiary (it being understood that an Unrestricted Subsidiary may subsequently develop intellectual property or purchase material intellectual property from a third party). Financial Maintenance Covenant: None. Events of Default: Limited to the following: (i) material inaccuracy of representations and warranties, (ii) nonpayment of principal when due, (iii) nonpayment of interest, fees or other amounts after a five (5) business day grace period, (iv) violation of negative covenants (with customary grace periods), (v) violation of other covenants (subject to certain grace periods), (vi) cross-default and cross- acceleration to other material debt, (vii) change of control, (viii) bankruptcy and insolvency events of the Borrower and any material subsidiary, (ix) material judgments, (x) certain customary ERISA or pension events, and (xi) actual or asserted invalidity by the Loan Parties of any Term Loan Definitive Financing Document. The definition of “change of control” will be triggered if (i) any person or group (other than (x) any employee benefit plan and/or person acting as the trustee, agent or other fiduciary administrator, and (y) any Permitted Holders or group of Permitted Holders) acquires more than 50% of the outstanding voting common stock of the Borrower or (ii) a sale of all or substantially all of the assets of the Borrower occurs; provided that a sale of the North American Assets shall not trigger a “change of control” for the purposes of this clause (ii). “Permitted Holders” will be defined to include (a) the Plan Sponsors and (b) any person or entity with which the Plan Sponsors and management form a “group” (within the meaning of the federal securities laws) so long as, in the case of this clause (b), the Plan Sponsors beneficially own more than 50% of the relevant voting stock beneficially owned by such group.

Schedule D-2 – Page 1 SCHEDULE D-2 NEW SENIOR SECURED NOTES SUMMARY OF TERMS AND CONDITIONS Set forth below is a summary of the principal terms and conditions for the New Senior Secured Notes. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Recapitalization Transaction—Summary of Principal Terms and Conditions to which this Schedule D-2 is attached or in Schedule D-1 (including the Annexes thereto) attached thereto. PARTIES Issuer: The Borrower under the New Senior Secured Term Facility (the “Issuer”). Guarantors: The Guarantors under the New Senior Secured Term Facility. Trustee and Collateral Agent: [_________] will act as trustee and collateral agent (in such capacities, the “Trustee”). New Senior Secured Notes Holders: Secured Debtholders which receive New Senior Secured Notes (as defined below) in connection with the Recapitalization Transaction and, subject to applicable securities laws, transferees thereof (collectively, the “New Senior Secured Notes Holders”). TYPE AND AMOUNT OF NEW SENIOR SECURED NOTES Type and Amount: A new issue of senior secured notes in an aggregate principal amount of $300 million (the “New Senior Secured Notes”), which shall be issued or distributed in connection with the Recapitalization Transaction in a single series of notes on the Effective Date and denominated in USD. Interest Rate: 8.00%. Interest Payment Dates: Semi-annually. Maturity: The sixth anniversary of the Effective Date. Ranking: The New Senior Secured Notes and related guarantees will rank pari passu in right of payment with all of the Issuer’s and the Guarantors’ existing and future senior indebtedness (including the New Senior Secured Term Loans and indebtedness under the Revolving Facility); provided, that the Revolving Facility may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision.

Schedule D-2 – Page 2 Collateral: The New Senior Secured Notes and related guarantees will be secured by the same collateral securing the New Senior Secured Term Loans on a pari passu basis with the New Senior Secured Term Loans. See “Collateral” of Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”) for a description of the collateral that will secure the New Senior Secured Notes and the terms related thereto, which terms are incorporated by reference herein, mutatis mutandis. Intercreditor Arrangements: The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility will be set forth in the Intercreditor Agreement, which shall be reasonably satisfactory to the Issuer, the Trustee and the New Senior Secured Notes Holders holding the Applicable Voting Percentage (as defined below) (the “Required Consenting Holders”). For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and the New Senior Secured Notes Definitive Documentation (as defined below) and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities). In addition and subject to the Intercreditor Agreement, the New Senior Secured Notes Definitive Documentation will authorize and require the Trustee to enter into any Acceptable Intercreditor Arrangement which allows (at the Issuer’s option) additional debt that is permitted to be incurred and secured under the New Senior Secured Notes Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Notes so long as the Administrative Agent enters into such Acceptable Intercreditor Arrangement and the holders of the New Senior Secured Notes are not adversely treated thereunder as compared to the New Senior Secured Term Lenders. REDEMPTIONS; OFFERS TO REPURCHASE Optional Redemptions: Except as set forth below, the New Senior Secured Notes will be non-callable until the second anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest plus a premium equal to (i) 2% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the second

Schedule D-2 – Page 3 anniversary of the Effective Date and (ii) 1% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the third anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest (without any premium) on or after the fourth anniversary of the Effective Date. Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem up to 40% of the New Senior Secured Notes with the proceeds from certain equity offerings at a redemption price equal to par plus accrued interest plus a premium equal to 8.00% of the aggregate principal amount of such New Senior Secured Notes to be redeemed. Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem the New Senior Secured Notes, in whole or in part at any time and from time to time, at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Effective Date plus 50 basis points, plus accrued interest to the redemption date. The New Senior Secured Notes Indenture will provide that any redemption and notice of redemption (other than in connection with a defeasance or satisfaction and discharge of the New Senior Secured Notes Indenture) may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, an equity offering or other corporate transaction). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and, if applicable, shall state that, at the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another person designated by the Issuer in such notice; provided, that any such payment or performance occurs in accordance with the New Senior Secured Notes Indenture and no such designation shall relieve the Issuer from making such payment or performing such obligations if such other person so designated shall fail to do the same in accordance with the New Senior Secured Notes Indenture. Mandatory Redemptions: None.

Schedule D-2 – Page 4 Tax Redemption: Substantially the same as the Existing Indenture (as defined below). Offers to Purchase: The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at par plus accrued interest with (i) 100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets or a Material Disposition) consummated by the Issuer or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Issuer to apply such proceeds to a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period), in each case, with carve- outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations and (ii) 100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the North American Assets or (y) a Material Disposition consummated by the Issuer or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Issuer to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)), in each case, with carve-outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations; provided, that an offer to purchase pursuant to this clause (ii) shall only be required to be made in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied); provided further, that, to the extent required by the documentation governing such other indebtedness, the Issuer may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to such offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Notes and the New Senior Secured Term Loans. If the Issuer determines in good faith that any such offer to repurchase the New Senior Secured Notes (i) in the case of any such offer to repurchase attributable to any subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the

Schedule D-2 – Page 5 relevant Restricted Subsidiaries), (ii) would require the Issuer or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Issuer as a dividend or (iii) in the case of any such offer to repurchase attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case, if the amount subject to the relevant offer to repurchase were upstreamed or transferred to the Issuer as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant offer to repurchase shall be reduced by the Restricted Amount; provided, that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Issuer shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Issuer and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant offer to repurchase, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Issuer for application to such an offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no such offer to repurchase shall be required in respect thereof; provided, that in no event shall any Restricted Amount be used to increase the Cumulative Credit. The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at 101% of the aggregate principal amount thereof plus accrued interest upon the occurrence of a “Change of Control” on terms substantially the same as the Existing Indenture, except that the definition of the term “Change of Control” shall have the meaning set forth for such term in Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”). CERTAIN CONDITIONS DOCUMENTATION New Senior Secured Notes Definitive The indenture that will govern the New Senior Secured Notes (“New Senior Secured Notes Indenture,” together with all other definitive documentation related to the New Senior Secured Notes,

Schedule D-2 – Page 6 Documentation: collectively, the “New Senior Secured Notes Definitive Documentation”) shall be substantially the same as that certain Indenture, dated as of October 13, 2016 (the “Existing Indenture”), by and among Concordia International Corp., the guarantors party thereto and U.S. Bank National Association, as trustee and as collateral agent, which Existing Indenture governs the Issuer’s 9.000% First Lien Senior Secured Notes Due 2022 but modified (1) to reflect the express terms and conditions set forth herein and (2) as otherwise agreed by the Issuer and the Required Consenting Holders; it being understood and agreed that the New Senior Secured Notes Definitive Documentation shall: (a) contain only those redemptions, affirmative, financial and negative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and events of default expressly set forth in this Term Sheet, in each case, applicable to the Issuer and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the New Senior Secured Notes Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a Builder Component); and (b) (i) give due regard to the operational and strategic requirements of the Issuer and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Issuer and its Restricted Subsidiaries), in each case, after giving effect to the Recapitalization Transaction and (ii) be based upon the Existing Indenture and related notes documentation; provided, that the affirmative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and negative covenants (other than the Merger Covenant (as defined below)) will be based upon the Existing Credit Agreement (this clause (b), together with the immediately preceding clause (a), collectively, the “New Senior Secured Notes Documentation Considerations”). Notwithstanding anything to the contrary herein, to the extent that the New Senior Secured Notes Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets, in each case, as a condition to the consummation of any

Schedule D-2 – Page 7 transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition, the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case, after giving effect to the acquisition and any related indebtedness on a pro forma basis. Affirmative Covenants: Limited to the items set forth in Section 1 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which affirmative covenants are incorporated by reference herein, mutatis mutandis. Negative Covenants: Limited to (i) the items set forth in Section 2 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which negative covenants are incorporated by reference herein, mutatis mutandis, and (ii) a merger covenant (the “Merger Covenant”) substantially the same as the one set forth in Section 5.01 of the Existing Indenture; provided, that (a) the New Senior Secured Notes Definitive Documentation shall provide that a change of the Issuer or any successor thereof (or the jurisdiction of the Issuer or any such successor) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Issuer or any such successor and applicable tax considerations which arise therefrom and (b) Section 5.01(a)(3) of the Existing Indenture shall be replaced with the following: “(3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Total Net Leverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) would (x) not exceed 6.50:1.00 or (y) be equal to or less than such ratio for the Company immediately prior to such transaction or series of transactions;”. Events of Default: Substantially the same as the Existing Indenture. Defeasance and Discharge Provisions: Substantially the same as the Existing Indenture. Modifications and Substantially the same as the Existing Indenture; provided, that

Schedule D-2 – Page 8 Consents: New Senior Secured Notes Indenture will provide that, notwithstanding anything to the contrary set forth in Section 316(a) of the Trust Indenture Act of 1939 (the provisions of which shall be excluded by the New Senior Secured Notes Indenture), (i) in determining whether the New Senior Secured Notes Holders of the required principal amount of New Senior Secured Notes have concurred in any request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, New Senior Secured Notes owned of record or beneficially by the Issuer or any affiliate thereof (other than any Plan Sponsor) shall be considered as though they are not outstanding and (ii) in determining whether the Trustee shall be protected in relying on any such request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, only New Senior Secured Notes owned by the Issuer or any such affiliate which the Trustee knows are so owned shall be considered as though they are not outstanding. “Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Notes held in the aggregate by the Plan Sponsors constitute more than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Trustee that the holdings of the Plan Sponsors in the aggregate constitute less than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time), 50.1%; provided, that the consent of the New Senior Secured Notes Holders holding at least 85.0% of the aggregate principal amount of the New Senior Secured Notes outstanding shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility from that permitted under the New Senior Secured Notes Definitive Documentation in effect on the Effective Date, (ii) the subordination of the liens on Collateral securing the New Senior Secured Notes to liens securing any other indebtedness or any increase in the amount of indebtedness that is permitted to rank senior to the liens of the New Senior Secured Notes Holders or (iii) release of all or substantially all of the Collateral from the liens of the New Senior Secured Notes Holders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%). Each Plan Sponsor shall be required to promptly provide to the Trustee notice of the aggregate principal amount of the New Senior Secured Notes held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings and, if such notice results in a change in the Applicable Voting Percentage, the Trustee shall notify the Issuer of any such change in the Applicable Voting Percentage. The Trustee shall be entitled to rely on all such notices absent manifest

Schedule D-2 – Page 9 error. Governing Law and Forum: New York; provided, that, any New Senior Secured Notes Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof).